Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-297506
333-297506-01

Product Prospectus Supplement to the Prospectus dated July 16, 2026

NOMURA

Nomura America Finance, LLC
Senior Global Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Notes Linked to an Equity Security, an Equity Index, a Share of an Exchange Traded Fund or Other Equity Instrument or Measure or a Basket of One or More Equity Securities, Equity Indices, Shares of Exchange Traded Funds or Other Equity Instruments or Measures

GENERAL TERMS

Nomura America Finance, LLC ("we" or "us") may offer and sell from time to time notes of any maturity (the "notes") that will be linked to the performance of an equity security, an equity index, a share of an exchange traded fund or other equity instrument or measure or a basket of one or more equity securities, equity indices, shares of exchange traded funds or other equity instruments or measures (each, a "reference asset") specified in the relevant pricing supplement. If the reference asset of your notes is a basket which consists of more than one of the items listed above, we will refer to each component of that basket reference asset as a "basket component." The prospectus dated July 16, 2026, and this product prospectus supplement describe terms that will apply generally to the notes, including any notes you purchase. A separate pricing prospectus supplement, which we refer to as a "pricing supplement," and, if applicable, a free writing prospectus, will describe the terms that will apply specifically to your notes, including any changes to the terms described below. If the terms described in the relevant pricing supplement are inconsistent with those described here or in the accompanying prospectus, the terms described in the relevant pricing supplement will control. **The notes are not ordinary debt securities; you could lose some or all of your investment in the notes. You should carefully consider whether the notes are suited to your particular circumstances.**

If so, specified in the relevant pricing supplement, the notes may be automatically callable or, at our option, we may redeem the notes, in whole but not in part, on any optional redemption date. If the relevant pricing supplement provides for an automatic call feature or optional early redemption feature, you must be willing to have your notes automatically called or redeemed for a cash payment per note equal to the amount provided for such call or redemption as described below and as described in the relevant pricing supplement.

All notes we issue will be fully and unconditionally guaranteed by Nomura Holdings, Inc. ("Nomura"). Each note we issue will be denominated in, and will pay principal and interest, if any, in, U.S. dollars unless we state otherwise in the relevant pricing supplement. Your notes will mature on the stated maturity date specified in the relevant pricing supplement, subject to postponement in certain circumstances and to any prior automatic call or optional early redemption, if applicable. The relevant pricing supplement will also specify the interest payment date or dates for your notes, if applicable, whether contingent coupons or fixed coupons will be payable, and other material terms that apply to your notes, including terms we describe in this product prospectus supplement. The relevant pricing supplement will specify the minimum initial investment amount, if any, of the notes.

Your investment in the notes involves certain risks, including our credit risk. See "Additional Risk Factors Specific to the Notes" beginning on page PS-13 of this product prospectus supplement, "Risk Factors" on page 7 of the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this product prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will use this product prospectus supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this product prospectus supplement in a market-making transaction in the notes after their initial sale. ***Unless we or our agent inform the purchaser otherwise in the confirmation of sale, this product prospectus supplement is being used in a market-making transaction.***

We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other U.S. governmental agency or instrumentality.


Nomura



Product Prospectus Supplement dated July 16, 2026.


In this product prospectus supplement, when we refer to the "notes," including your notes, we mean the notes described in this product prospectus supplement unless the context otherwise requires. Also, references to the "accompanying prospectus" mean our accompanying prospectus, dated July 16, 2026. References to the "relevant pricing supplement" mean the pricing supplement that describes the specific terms of your notes.

The Notes Are Part of a Series

The notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A," that we may issue under our guaranteed senior debt indenture, dated as of September 30, 2010, among us, as issuer, Nomura, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, as supplemented by a first supplemental indenture, dated as of February 24, 2014 (as further amended and supplemented from time to time, the "indenture"). The notes are "indexed senior debt securities," as defined in the accompanying prospectus. This product prospectus supplement summarizes financial and other terms that apply generally to the notes, including your notes. We describe terms that apply generally to all Series A medium-term notes in "*Description of Debt Securities and Guarantee*" in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Please note that the information about the settlement or trade dates, issue price, agent's discount and commission and net proceeds to us in the relevant pricing supplement relates only to the initial issuances and sales of the relevant notes. If you purchase your notes in a market-making transaction after any initial issuance and sale, information about the sale to you will be provided in a separate confirmation of sale.

Specific Terms Will Be Described in Pricing Supplements

The specific terms of your notes will be described in the relevant pricing supplement accompanying this product prospectus supplement. The terms described there supplement those described here and in the accompanying prospectus. If the terms described in the relevant pricing supplement are inconsistent with those described here or in the accompanying prospectus, the terms described in the relevant pricing supplement are controlling. The relevant pricing supplement will specify, among other things, the stated maturity date of your notes, the aggregate principal amount offered, the features of your notes and other material terms that will apply to your notes, including terms we describe in this product prospectus supplement. You must read the relevant pricing supplement, together with this product prospectus supplement and the accompanying prospectus, to fully understand the terms of, and risks associated with, any notes in which you are considering an investment.

TABLE OF CONTENTS

SUMMARY INFORMATION

Issuer:	Nomura America Finance, LLC.
Guarantor:	Nomura Holdings, Inc.
Agent:	Nomura Securities International, Inc.
Issue:	Senior Global Medium-Term Notes, Series A.
Reference Asset:	The relevant pricing supplement will specify the reference asset to which your notes are linked. The reference asset may be:

- a share of a company's common stock,

- an American Depositary Share ("ADS"),

- an index of equity securities (an "index"),

- a share of an exchange traded fund (each exchange traded fund, an "ETF"),

- any other equity instrument or measure, or

- a weighted basket composed of shares of one or more common stocks, ADSs, indices, or shares of ETFs and/or any other equity instruments or measures.

If the reference asset of your notes is a basket which consists of more than one of the items listed above, we refer to each applicable component of such reference asset as a "basket component." The relevant pricing supplement will specify the component weights of the basket components.

We refer to shares of common stock and ADSs as "equity securities" in this product prospectus supplement.

If the reference asset or any basket component is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. We refer to the underlying shares represented by an ADS as "foreign stock." If the reference asset is a share of an ETF that is not actively managed, we refer to the index that such ETF tracks as the "underlying index" and to the securities that comprise any ETF as "component securities." If the reference asset is an index, we refer to the securities that comprise such index as the "underlying securities."

If the relevant pricing supplement specifies that the cash settlement amount of your notes will be based on the "least performing" of basket components comprising the reference asset, then the payment of any contingent or fixed coupon or the principal amount will be based on the basket component with the least reference return on the applicable observation date or the final valuation date, without regard to the reference return of any other basket component.

Depending on the type of reference asset, it may be measured by its price, as in the case of an equity security or share of an ETF, or by a reported level, as in the case of an index. We refer to the price or level, as applicable, of the reference asset, as its "value."

The reference asset and each basket component may be subject to adjustment as described under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" and "*General Terms of the Notes—Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events*" in this product prospectus supplement.

Minimum Initial Investment Amount:	As specified in the relevant pricing supplement.

Denominations:	Unless otherwise specified in the relevant pricing supplement, the notes will be issued in denominations of $1,000 and integral multiples thereof.
Trade Date:	As specified in the relevant pricing supplement.
Original Issue Date:	As specified in the relevant pricing supplement.
Stated Maturity Date:	As specified in the relevant pricing supplement. The actual maturity date of your notes may be different if postponed as described under "*General Terms of the Notes—Market Disruption Events*" in this product prospectus supplement, unless otherwise specified in the relevant pricing supplement.
Initial Value:	Unless otherwise specified in the relevant pricing supplement, the initial value of the reference asset or each basket component, if applicable, will be the closing value of such reference asset or basket component on the initial valuation date. The initial value of the reference asset and each basket component, as applicable, may be subject to adjustment as described under "*General Terms of the Notes—Anti-Dilution Adjustments*" in this product prospectus supplement.
Initial Valuation Date:	As specified in the relevant pricing supplement.
Final Value:	Unless otherwise specified in the relevant pricing supplement, the final value of the reference asset or each basket component, as applicable, will be the closing value of the reference asset or such basket component, as applicable, on the final valuation date.
	If the relevant pricing supplement specifies that "averaging" applies, then on the final valuation date only, the final value of the reference asset or each basket component, as applicable, will be equal to the arithmetic average of the closing values of the reference asset or each basket component, as applicable, on each of the dates (each an "averaging observation date") specified for your notes, including the final valuation date (before averaging).
Final Valuation Date:	Unless otherwise specified in the relevant pricing supplement, the final valuation date will be the third scheduled trading day prior to the stated maturity date specified in the relevant pricing supplement, subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in this product prospectus supplement.
Scheduled Trading Day:	As described under "*General Terms of the Notes—Special Calculation Provisions*" in this product prospectus supplement.
Valuation Date(s):	The valuation date or dates for your notes will be specified in the relevant pricing supplement. Depending on the feature or features of your notes, the valuation dates may include one or more of the following:
	• the final valuation date,
	• one or more observation dates,
	• one or more coupon observation dates,
	• one or more call observation dates,
	• averaging observation dates, or
	• one or more trading days during the participation trigger monitoring period.
Interest Rate (coupon):	As specified in the relevant pricing supplement, if applicable. Unless otherwise specified in the relevant pricing supplement, the notes will not pay interest. Unless otherwise specified in the relevant pricing supplement, any conditional coupon payment or fixed coupon payment will not accrue, will not be interest and, with respect to any conditional coupon payment, will be paid only if the closing value of the reference asset is at or above the contingent coupon barrier specified in the

relevant pricing supplement on the applicable coupon observation date. The contingent coupon rate or fixed coupon rate will be specified in the relevant pricing supplement.

Interest or Coupon Payment Dates:	As specified in the relevant pricing supplement, if applicable.
Cash Settlement Amount:	The calculation of the cash settlement amount of your notes will depend on the reference asset performance (described below) and the feature or features applicable to your notes.

Your notes may be structured with one or more of the following features, as described below and as specified in the relevant pricing supplement, each of which may affect or replace the cash settlement amount as described below:

- early redemption,
- automatic call,
- a cap,
- a floor,
- a buffer,
- a barrier,
- a participation trigger,
- a digital return, or
- any other feature or features specified in the relevant pricing supplement.

You must review the features applicable to your notes, together with the relevant pricing supplement, to understand how the cash settlement amount may be calculated for your notes.

If no features are applicable to your notes, and unless otherwise specified in the relevant pricing supplement, the cash settlement amount that will be paid for each $1,000 principal amount of the notes on the maturity date (subject to our credit risk) will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is *greater than* 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;
- if the reference asset performance on the final valuation date is *equal to* 0%, $1,000; or
- if the reference asset performance on the final valuation date is *less than* 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Unless your notes specify a full return of principal, if the reference asset performance on the final valuation date is less than 0%, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. Accordingly, you could lose all or a substantial amount of your investment in the notes. The cash settlement amount, however, will never be less than $0.

If your notes specify a full return of principal, the last bullet point above will not apply to your notes and, if the reference asset performance is negative on the final valuation date, you will, subject to the credit risk of the issuer, receive a full return of principal.

Reference Asset Performance:	Unless otherwise specified in the relevant pricing supplement, if the reference asset is a single index or equity security or a share of an ETF, the reference asset performance on any day and at any time will be equal to (i)(a) the closing value or trading value, as applicable, of the reference asset *minus* (b) the initial value of the reference asset, *divided by* (ii) the initial value of the reference asset, expressed as a positive or negative percentage.

If the reference asset is a basket, a reference asset performance type will be specified in the relevant pricing supplement, and may include one of the following types:

Weighted Performance:	If the relevant pricing supplement specifies that "weighted performance" is applicable, the reference asset performance on any day and at any time will be equal to the sum, for all basket components, of the following result for each basket component: (i) the component weighting for such basket component *times* (ii) the basket component performance for such basket component.
Least Performing:	If the relevant pricing supplement specifies that "least performing" is applicable, the reference asset performance on any day and at any time will be equal to the basket component performance of the basket component with the lowest basket component performance at such time on such day.
Greatest Performing:	If the relevant pricing supplement specifies that "greatest performing" is applicable, the reference asset performance on any day and at any time will be equal to the basket component performance of the basket component with the highest basket component performance at such time on such day.

Unless otherwise specified in the relevant pricing supplement, the "basket component performance" on any day and at any time will be equal to (i)(a) the closing value or trading value, as applicable, of such basket component *minus* (b) the initial value of such basket component, *divided by* (ii) the initial value of such basket component, expressed as a positive or negative percentage.

Unless otherwise specified in the relevant pricing supplement, (1) the reference asset performance or basket component performance, as applicable, on the final valuation date will be calculated as if the final value of the reference asset or basket component, as applicable, were the closing value of such reference asset or basket component, as applicable, on such day and (2) the reference asset performance or basket component performance, as applicable, on any day other than the final valuation date will be calculated based on the closing value of the reference asset or each basket component, as applicable, on such day; provided that if the relevant pricing supplement specifies that continuous monitoring will apply for purposes of determining whether a participation trigger has occurred, then for purposes of determining whether a participation trigger has occurred the reference asset performance or basket component performance, as applicable, on any day will be calculated based on the trading value of the reference asset or each basket component, as applicable, on such day.

Absolute Reference Asset Performance:	Unless otherwise specified in the relevant pricing supplement, the absolute value of the reference asset performance. For example, a -5% and +5% reference asset performance of the reference asset will result in a 5% absolute reference asset performance. The relevant pricing supplement will indicate whether the cash

settlement amount will be calculated based on the absolute reference asset performance.

Closing Value:	The closing price or the closing level, as applicable, of the reference asset or basket component, as applicable, as described under "*General Terms of the Notes—Special Calculation Provisions—Closing Price*" or "*General Terms of the Notes—Special Calculation Provisions—Closing Level*" in this product prospectus supplement, unless otherwise specified in the relevant pricing supplement.
Trading Value:	The trading price or the trading level, as applicable, of the reference asset or basket component, as applicable, as described under "*General Terms of the Notes—Special Calculation Provisions—Trading Price*" or "*General Terms of the Notes—Special Calculation Provisions—Trading Level*" in this product prospectus supplement, unless otherwise specified in the relevant pricing supplement.
Upside Participation Rate:	Unless otherwise specified in the relevant pricing supplement, 100%. The upside participation rate indicates the extent to which your notes will participate in any positive reference asset performance, subject to other terms that apply to your notes as described in this product prospectus supplement and the relevant pricing supplement.
Downside Participation Rate:	Unless otherwise specified in the relevant pricing supplement, 100%. The downside participation rate indicates the extent to which your notes will participate in any negative reference asset performance, subject to other terms that apply to your notes as described in this product prospectus supplement and the relevant pricing supplement.
Features:	Your notes may be structured with one or more of the following features. **The following features will apply to your notes only if the relevant pricing supplement specifies that one or more of such features are applicable to your notes**. Unless otherwise specified in the relevant pricing supplement, the features will have the following effects on the cash settlement amount that would otherwise be payable on your notes if no features applied to your notes as described above. If the relevant pricing supplement specifies that one or more of the following features are applicable to your notes, the relevant pricing supplement will also specify additional terms, if any, that relate to such feature or features.
Automatic Call and Early Redemption:	If your notes are subject to an automatic call or an early redemption at the option of the issuer, and an automatic call or early redemption occurs with respect to your notes, you will receive the amount described below under "*Automatic Call*" or "*Early Redemption at the Option of the Issuer*," as applicable, upon such call or optional redemption. You will not receive the cash settlement amount at maturity.
Cap:	If your notes are subject to a "cap," the cash settlement amount, if any, for each $1,000 principal amount of the notes will be the *lesser* of (i) the cash settlement amount determined as described for the features, if any, of your notes and (ii) the cap applicable to your notes. The cap, if any, applicable to the notes will be specified in the relevant pricing supplement. **If the cash settlement amount that would otherwise be payable on the notes is greater than the cap, your return on the notes will be limited to the cap.**
Floor:	If your notes are subject to a "floor," the cash settlement amount, if any, for each $1,000 principal amount of the notes will be the *greater* of (i) the cash settlement amount determined as described for the features, if any, of your notes and (ii) the floor applicable to your notes. The floor, if any, applicable to the notes will be specified in the relevant pricing supplement.
Buffer:	If your notes are subject to a "buffer," the relevant pricing supplement will specify the buffer percentage applicable to your notes. **The buffer percentage will be a negative percentage.**

Unless otherwise specified in the relevant pricing supplement for notes subject to a buffer, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is ***greater than*** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if the reference asset performance on the final valuation date is ***equal to*** or ***less than*** 0% but ***greater than*** or ***equal to*** the buffer percentage, $1,000; or

- if the reference asset performance on the final valuation date is ***less than*** the buffer percentage, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the downside participation rate *times* (c)(1) the reference asset performance on the final valuation date *minus* (2) the buffer percentage.

Unless your notes specify a full return of principal, if the reference asset performance on the final valuation date is less than the buffer percentage, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

If your notes specify a full return of principal, the last bullet point above will not apply to your notes and, if the reference asset performance is negative on the final valuation date, you will, subject to the credit risk of the issuer, receive a full return of principal.

Barrier: If your notes are subject to a "barrier," the relevant pricing supplement will specify the barrier percentage applicable to your notes. The barrier percentage will be a negative percentage.

Unless otherwise specified in the relevant pricing supplement for notes subject to a barrier, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is ***greater than*** 0%, (i) $1,000 plus (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date times (c) the upside participation rate;

- if the reference asset performance on the final valuation date is ***equal to*** or ***less than*** 0% but ***greater than*** or ***equal to*** the barrier percentage, $1,000; or

- if the reference asset performance on the final valuation date is ***less than*** the barrier percentage, (i) $1,000 *plus* (ii)(a) $1,000 times (b) the reference asset performance on the final valuation date.

Unless your notes specify a full return of principal, if the reference asset performance on the final valuation date is less than the barrier percentage, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

If your notes specify a full return of principal, the last bullet point above will not apply to your notes and, if the reference asset performance is negative on the final valuation date, you will, subject to the credit risk of the issuer, receive a full return of principal.

Participation Trigger: If your notes are subject to a participation trigger, the relevant pricing supplement will specify when a participation trigger will be deemed to have occurred, how the reference asset performance will be monitored to determine whether a participation trigger has occurred and the type of participation trigger that applies to your notes, which may be one of the types described below or a different type specified in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement, a participation trigger will be deemed to have occurred if the reference asset performance rises to or is above, or falls to or is below, as applicable, the participation trigger level on any trading day during the participation trigger monitoring period.

Participation Trigger Level: As specified in the relevant pricing supplement. The participation trigger level will be a specified positive or negative reference asset performance.

Participation Trigger Monitoring Period: As specified in the relevant pricing supplement, and subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in this product prospectus supplement. For example, the participation trigger monitoring period may:

- include the period from the initial valuation date through the final valuation date,

- be limited to the final valuation date,

- be a list of observation dates, or

- be of any other length specified in the relevant pricing supplement.

Monitoring Type: The relevant pricing supplement will specify whether closing value monitoring, continuous monitoring or another monitoring type applies for purposes of determining whether a participation trigger has occurred. See "*General Terms of the Notes—Monitoring*" in this product prospectus supplement.

Unless otherwise specified in the relevant pricing supplement, if closing value monitoring is applicable, for purposes of determining whether a participation trigger has occurred the reference asset performance will be calculated based on the closing value of the reference asset or each basket component, as applicable, on either each trading day or each specified day during the monitoring period.

Unless otherwise specified in the relevant pricing supplement, if continuous monitoring is applicable, for purposes of determining whether a participation trigger has occurred the reference asset performance will be calculated based on the trading value of the reference asset or each basket component, as applicable during trading hours on each trading day during the monitoring period.

If your notes are subject to a participation trigger, the relevant pricing supplement will specify the type of participation trigger for purposes of determining the cash settlement amount payable on your notes, which may be one of the types set forth below (downside on trigger, downside off trigger, upside on trigger and upside off trigger) or a different type specified in the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement and subject to any other features of the notes that affect or replace the cash settlement amount described below, the following examples describe the calculation of the cash settlement amount for each $1,000 principal amount of the notes assuming different participation trigger types that may be specified in the relevant pricing supplement.

Downside On Trigger: (Participation Trigger Introduces Downside Participation)

If the reference asset performance on the final valuation date is *greater than* 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

if a participation trigger *has occurred* and the reference asset performance on the final valuation date is *less than* or *equal to* 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate; or

if a participation trigger *has not occurred* and the reference asset performance on the final valuation date is *less than* or *equal to* 0%, $1,000.

Downside Off Trigger: (Participation Trigger Eliminates Downside Participation)

If the reference asset performance on the final valuation date is *greater than* 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

if a participation trigger *has occurred* and the reference asset performance on the final valuation date is *less than* or *equal to* 0%, $1,000; or

if a participation trigger *has not occurred* and the reference asset performance on the final valuation date is *less than* or *equal to* 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Upside On Trigger: (Participation Trigger Introduces Upside Participation)

If a participation trigger *has occurred* and the reference asset performance on the final valuation date is *greater than* or *equal to* 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

if a participation trigger *has not occurred* and the reference asset performance on the final valuation date is *greater than* or *equal to* 0%, $1,000; or

if the reference asset performance on the final valuation date is *less than* 0%, an amount in cash *equal to* (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Upside Off Trigger: (Participation Trigger Eliminates Upside Participation)	If a participation trigger **has occurred** and the reference asset performance on the final valuation date is **greater than** or **equal to** 0%, $1,000;	

if a participation trigger **has not occurred** and the` reference asset performance on the final valuation date is **greater than** or **equal to** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate; or

if the reference asset performance on the final valuation date is **less than** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Contingent Coupon:	If contingent coupons are applicable to your notes, the relevant pricing supplement will specify the contingent coupon rate and the coupon observation dates on which, unless otherwise specified in the relevant pricing supplement, if the closing value of the reference asset is equal to or greater than the specified contingent coupon barrier, the contingent coupon will be paid on the applicable contingent coupon payment date. Unless otherwise specified in the relevant pricing supplement, if the closing value of the reference asset is below the specified contingent coupon barrier on the applicable coupon observation date, no contingent coupon will be paid with respect to that coupon observation date. Coupon observation dates are "observation dates," and the frequency of the observation date will be specified in the relevant pricing supplement.
Fixed Coupon:	If fixed coupons are applicable to your notes, the relevant pricing supplement will specify the fixed coupon rate and the applicable fixed coupon payment dates. A payment of a fixed coupon may be made on an applicable fixed coupon payment date regardless of the performance of the reference asset. Unless otherwise specified in the relevant pricing supplement, any fixed coupon payment will not accrue and will not be interest.
Digital Return:	If your notes are subject to a "digital return" the relevant pricing supplement will specify the digital return applicable to your notes. Unless otherwise specified in the relevant pricing supplement for notes subject to a digital return, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is **greater than or equal to** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the digital return; or

- if the reference asset performance on the final valuation date is **less than** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date.

If a digital return applies to the notes, the cash settlement amount may be limited to the return represented by the digital return. If specified in the relevant pricing supplement, you may receive a cash settlement amount that is greater than the digital return.

Unless your notes specify a full return of principal, if the reference asset performance on the final valuation date is less than 0%, the cash settlement amount payable on your notes will be less than the principal amount of your

notes and may be $0. The cash settlement amount, however, will never be less than $0.

If your notes specify a full return of principal, the last bullet point above will not apply to your notes and, if the reference asset performance is negative on the final valuation date, you will, subject to the credit risk of the issuer, receive a full return of principal.

Early Redemption at the Option of the Issuer:	If the relevant pricing supplement specifies that the notes are "redeemable at the option of the issuer," then the following provisions will apply:

Early Redemption:	Your notes will be redeemable by us, at our option, in whole but not in part, on any optional redemption date, at a cash payment per note equal to the redemption payment amount, payable on the relevant redemption settlement date.
Redemption Payment Amount:	Unless otherwise specified in the relevant pricing supplement, for each $1,000 principal amount of the notes, an amount in cash equal to (i) $1,000 *plus* (x) accrued and unpaid interest, if your notes bear interest, to, but excluding, the redemption settlement date, (y) the applicable contingent coupon, unless otherwise specified in the relevant pricing supplement, if, on the applicable optional redemption date, the closing value of the reference asset is equal to or greater than the applicable contingent coupon barrier or (z) the applicable fixed coupon, *plus* (ii)(a) $1,000 *times* (b) the redemption premium.
Redemption Premium:	If applicable, as specified in the relevant pricing supplement.
Optional Redemption Date:	As specified in the relevant pricing supplement, one or more business days during the term of the notes on which we may exercise our early redemption option.
Redemption Settlement Date:	Unless otherwise specified in the relevant pricing supplement, the third business day after the relevant optional redemption date or, if the relevant optional redemption date is the final valuation date, the stated maturity date, subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in this product prospectus supplement.
	We will have the right, but not the obligation, to call the notes if a reference asset that is a common stock or ADS is delisted or trading of such shares of such common stock or ADS is suspended on the primary exchange as described under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" in this product prospectus supplement.

Automatic Call:	If the relevant pricing supplement specifies that the notes are "automatically callable," then the following provisions will apply:

Automatic Call:		If, on any call observation date, the reference asset performance is **greater than** or **equal to** the call barrier level, then the notes will be automatically called, for a cash payment per note equal to the call payment amount, payable on the call settlement date.
	Call Payment Amount:	Unless otherwise specified in the relevant pricing supplement, for each $1,000 principal amount of the notes, an amount in cash equal to (i) $1,000 *plus* (x) accrued and unpaid interest, if your notes bear interest, to, but excluding, the call settlement date, (y) the applicable contingent coupon, unless otherwise specified in the relevant pricing supplement, if, on the applicable call observation date, the closing value of the reference asset is equal to or greater than the applicable contingent coupon barrier or (z) the applicable fixed coupon *plus* (ii)(a) $1,000 *times* (b) the call premium.
	Call Premium:	If applicable, as specified in the relevant pricing supplement. If specified in the relevant pricing supplement, the call premium may increase on specific call settlement dates during the term of the notes.
	Call Barrier Level:	As specified in the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, the call barrier level will be a specified reference asset performance.
	Call Observation Date:	As specified in the relevant pricing supplement, one or more trading days during the term of the notes on which the reference asset performance is observed for purposes of determining whether an automatic call will occur, subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in this product prospectus supplement.
	Call Settlement Date:	Unless otherwise specified in the relevant pricing supplement, the third business day after the relevant call observation date or, if the relevant call observation date is the final valuation date, the stated maturity date, subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in this product prospectus supplement.
Return of Principal:		If so specified in the relevant pricing supplement, at maturity, you will receive a full or partial return of principal, as applicable, subject to the credit risk of the issuer.
Trading Day:		Unless otherwise specified in the relevant pricing supplement, as defined under "*General Terms of the Notes—Special Calculation Provisions—Trading Day*" in this product prospectus supplement.
CUSIP/ISIN:		As specified in the relevant pricing supplement.
Clearance and Settlement:		Unless otherwise specified in the relevant pricing supplement, the notes will clear through The Depository Trust Company ("DTC") (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "*Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance— Global Security*" in the accompanying prospectus).

Listing:	Unless otherwise specified in the relevant pricing supplement, your notes will not be listed on any securities exchange.
Calculation Agent:	Unless otherwise specified in the relevant pricing supplement, Nomura Securities International, Inc.
Other Costs of Acquiring the Notes:	The broker-dealer through which you acquire the notes may charge you a commission, a fee based on the value of your assets managed by them or some other fee or compensation arrangement. In considering whether any particular offering of our notes is appropriate for you, you should consider those costs and fees, in addition to the other information contained in this product prospectus supplement and the relevant pricing supplement.

ADDITIONAL RISK FACTORS SPECIFIC TO THE NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying prospectus, dated July 16, 2026. The notes are not secured debt and are riskier than ordinary unsecured debt securities. Also, investing in the notes is not equivalent to investing directly in the reference asset to which your notes are linked. **You could lose some or all of your investment. You should carefully consider whether the notes are suited to your particular circumstances.**

Please note that in this section entitled "Additional Risk Factors Specific to the Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

This product prospectus supplement should be read together with the accompanying prospectus, dated July 16, 2026, and any relevant pricing supplement. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this product prospectus supplement and in any relevant pricing supplement. **This section describes some of the risks relating to an investment in the notes. We urge you to read the following information about these risks, together with the other information in this product prospectus supplement, the accompanying prospectus and the relevant pricing supplement before investing in the notes.**

General Risks Related to the Notes

Unless the Terms of Your Notes Specify a Floor or a Full Return of Principal, You May Lose Your Entire Investment in the Notes

Unless the terms of your notes specify a floor or a full return of principal, you may lose all or substantially all of your investment in the notes. Subject to any features that may apply to your notes, if the reference asset performance for your notes is negative and the downside participation rate is 100%, then you will lose 1% of the principal amount of your notes for every one percentage point that the reference asset performance is negative. If your notes have a downside participation rate that is greater than 100%, then you will lose more than 1% of the principal amount of your notes for every one percentage point that the reference asset performance is negative.

Subject to any other features that apply to your notes, if the relevant pricing supplement specifies that a buffer feature applies to your notes, and the reference asset performance is less than the buffer percentage and the downside participation rate is 100%, then you will lose 1% of the principal amount of your notes for every one percentage point that the reference asset performance is below the buffer percentage. If the downside participation rate is greater than 100%, you will lose more than 1% for every one percentage point that the reference asset performance is below the buffer percentage.

Subject to any other features that apply to your notes, if the relevant pricing supplement specifies that a barrier feature applies to your notes and the reference asset performance is less than the barrier percentage, then you will lose 1% of the principal amount of your notes for every one percentage point that the reference asset performance is below 0%.

This product prospectus supplement describes a number of features, many of which may not apply to your notes. Certain features, depending on the manner in which they are set if they apply to your notes, may actually increase the loss to you so that your loss exceeds any decrease in the reference asset performance. Unless the terms of your notes specify a full return of principal, even if a floor, buffer or downside participation rate applies to your notes in a manner that decreases the total loss of your investment in some circumstances, you still are exposed to a potential loss of some or all of your investment in the notes. **You should not invest in the notes unless you can withstand the loss of some or all of your investment in the notes.**

You Are Subject to Nomura's Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market's Perception of Nomura's Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura's ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are also guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura's creditworthiness. In addition, the market's perception of Nomura's creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that they will decline in value in the secondary market, perhaps substantially or, in some circumstances, to zero. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura's Guarantee of the Notes Is Subordinated to the Liabilities of Nomura's Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura's receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura's subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura's rights and the rights of Nomura's creditors, including your rights as an owner of the notes, will be subordinate to that prior claim.

Nomura's subsidiaries are subject to various laws and regulations that may restrict Nomura's ability to receive dividends, loan payments and other funds from its subsidiaries. In particular, many of Nomura's subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura's main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura's ability to access funds needed to make payments on Nomura's obligations.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity

Unless the amount payable on your notes on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in a traditional interest-bearing debt security with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes Will Not Pay Interest

Unless specified otherwise in the applicable pricing supplement, the notes will not pay or accrue any interest. A contingent coupon, fixed coupon or other payment in excess of the principal amount, if any, is not an interest payment.

Your Potential Payment at Maturity May Be Limited

If your notes are subject to a cap or a participation trigger that is an upside off trigger, they will provide less opportunity to participate in any positive reference asset performance than an investment in a security linked to the reference asset providing full participation in positive reference asset performance, because the cash settlement amount, if any, payable at maturity will be limited by the cap specified in the relevant pricing supplement or will not be increased for the performance of the reference asset at all if an upside off trigger has occurred. Accordingly, your return on the notes may be less than your return would be if you made an investment in a security directly linked to the performance of the reference asset.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of the Notes Prior to the Maturity Date May Be Significantly Less Than the Issue Price

The notes are designed to be held to maturity. If you attempt to sell your notes in the secondary market, the price, if any, at which you may be able to sell your notes prior to maturity may be less and may be significantly less than the issue price. There are a number of reasons for this. First, the notes are issued at a discount, sometimes called an underwriting discount or agent's discount. Any secondary market transaction would deduct this discount from the secondary market price and you may be charged a commission or other fee by your broker for the secondary market transaction. Second, the terms of the notes include one or more embedded options or other derivative instruments, and the issue price is expected to exceed the value of the notes (including the embedded derivatives) at issuance. The price at which a secondary market participant would be willing to purchase your notes would include such person's own evaluation of the notes, including the embedded options or derivatives. On the trade date for your notes, the secondary market value of your notes will be less and may be significantly less than the issue price. As a result, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less and may be significantly less than your original purchase price.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Trade Date (as Determined by Reference to Our Affiliates' Pricing Models) Will Be Less Than the Original Issue Price of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to our affiliates' pricing models. Such estimated value will be set forth on the front cover of the relevant pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura's creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as will be disclosed on the front cover of the relevant pricing supplement, our affiliates' pricing models consider certain variables, including principally Nomura's internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates' pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates' pricing models as of the time the terms of your notes are set on the trade date due to, among other things, any differences in pricing models, third-parties' use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

Our or Our Affiliates' Hedging and Trading Activities May Adversely Affect the Market Value of the Notes

As described below under "*Use of Proceeds and Hedging*," we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of the reference asset, basket components, equity securities, shares of an ETF, the underlying securities, foreign stock, or the component securities, as the case may be, or by purchasing futures and/or other derivative instruments linked to the reference asset or basket components or equity securities, an equity index, shares of an ETF, foreign stock, the underlying securities, the underlying index or component securities, as the case may be. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes. Our affiliates' hedging activities may result in our or our affiliates' receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you.

These hedging activities could adversely affect the value of the reference asset and, therefore, the market value of the notes and the cash settlement amount payable at maturity. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference asset or basket components or equity securities, an equity index, shares of an ETF, foreign stock, the underlying securities, the underlying index or component securities, as the case may be. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable at maturity.

Our Market-Making Activities Could Negatively Impact Investors in the Notes

We and our affiliates may actively make markets in and trade financial instruments for our or their own account and for the accounts of customers. By nature, market-making involves facilitating transactions among market participants that have differing views of securities and instruments. As a result, we may take positions that are inconsistent with or adverse to, the investment objectives of holders of the notes. If we become a holder of any reference asset in our capacity as a market-maker or otherwise, any actions that we take in our capacity as a holder of such reference asset may not be aligned with the interests of holders of the notes.

The Costs of Acquiring the Notes May Reduce the Return on Your Notes, and May Offset Any Positive Reference Asset Performance

The broker-dealer through which you acquire the notes may charge you a commission, a fee based on the value of your assets managed by them or some other fee or compensation arrangement. The costs of acquiring the notes may be substantial and may reduce the return you receive on your notes, and may offset any positive reference asset performance, in which case you will not receive an economic benefit from investing in the notes. Therefore, you should consider these costs and fees in addition to the information in this product prospectus supplement and the relevant pricing supplement when determining whether the notes are an appropriate investment for you.

Other Investors in the Notes May Have Interests that Are Different From Yours

Investors in the notes are not required to take into account the interests of any other investor in exercising remedies or voting or other rights in their capacity as beneficial owners of the notes or in making requests or recommendations to us or our affiliates as to the establishment of the terms of the notes. The interests of other investors in the notes may, in some circumstances, be adverse to your interests. For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same or similar to your notes, the reference asset or basket component, equity securities, an equity index, shares of an ETF, foreign stock, the underlying securities, the underlying index or component securities, as the case may be, which may adversely impact the market for or market value of your notes.

If the Relevant Pricing Supplement Specifies Continuous Monitoring for Purposes of Determining Whether a Participation Trigger Has Occurred, It Is Possible That a Participation Trigger Could Occur Under Circumstances That Would Not Result in the Occurrence of Such Event if Closing Value Monitoring Were Specified in the Relevant Pricing Supplement

If continuous monitoring is applicable for purposes of determining whether a participation trigger has occurred, a participation trigger will occur if the reference asset performance rises to or is above, or falls to or is below, as applicable, the applicable participation trigger level on any trading day during the participation trigger monitoring period, even if a participation trigger would not have occurred if the reference asset performance was measured using closing value monitoring. As a result, this may lead to an increased probability of a loss of your initial investment.

The Cash Settlement Amount on Your Notes Will Be Determined by the Reference Asset Performance on the Final Valuation Date and, if Applicable, the Averaging Observation Dates, Subject to Certain Other Terms of Your Notes

Assuming your notes have not been subject to an automatic call or an optional early redemption, and subject to any other features that apply to your notes, the cash settlement amount, if any, that will be paid on your notes on the maturity date will be determined based on the closing value of the reference asset or each basket component, as applicable, on the final valuation date and, if applicable, the averaging observation dates, and you will not benefit from the value of the reference asset at any time other than the final valuation date and, if applicable, the averaging observation dates. As a result, it is possible that there may be significant increases in the value of the reference asset that will not be reflected in the cash settlement amount, and the cash settlement amount at maturity may be substantially less than the payment you would have received if you had invested in a note with a different final valuation date and, if applicable, averaging observation dates.

If Your Notes Are Automatically Callable or Redeemable at Our Option, the Appreciation Potential of Your Notes May Be Limited

Some notes that we issue may be automatically callable or redeemable at our option prior to the maturity date. If your notes are so called or redeemed, the amount that you will realize will be limited to the call payment amount or redemption payment amount, as applicable. If the automatic call feature is applicable to your notes, once the reference asset performance is greater than or equal to the call barrier level on any call observation date, the appreciation potential of the notes is limited to the call payment amount. If your notes are automatically callable or redeemable at our option, it is possible that while the value of the reference asset or basket components may have substantially increased, your return may not take into account the full extent of such increase. Your return on the notes may be less than the change in the value of the reference asset or basket components, as applicable. In addition, the automatic call or optional redemption feature of the notes may shorten the term of your investment, and if an automatic call or an optional redemption occurs, you may also receive the proceeds from such call or redemption at a time when market conditions do not permit you to obtain a new investment with your desired rate of return.

If Your Notes Are Linked to the Performance of More Than One Reference Asset, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Reference Asset

If your notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each reference asset. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one reference asset, the individual performance of each of the reference assets would not be combined to calculate your return and the depreciation of either reference asset would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the least performing reference asset.

If Your Notes Are Linked to the Performance of the Least Performing Reference Asset, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Reference Asset

The risk that you will suffer a significant loss on your investment, is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one reference asset. With multiple reference assets, it is more likely that the reference asset performance of one of the reference assets will be below the barrier percentage on the final valuation date, than if the notes were linked to only one reference asset. Therefore, it is more likely that you will suffer a significant loss on your investment.

The Appreciation on the Notes May Be Limited by the Digital Return

Unless otherwise specified in the applicable pricing supplement, you will not participate in any appreciation in the level of the reference asset beyond the digital return. For such notes, you will not receive a return on the notes greater than the digital return unless the applicable pricing supplement indicates otherwise.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to the hedging and trading risks described herein, and our and Nomura's creditworthiness, the value of the notes in the secondary market will be affected by the supply of and demand for the notes, the value of the reference asset or each of the basket components and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following describes certain factors that we expect to have an impact on the market value of the notes, assuming all other conditions remain constant.

- *Value of the reference asset.* We expect that the market value of the notes at any given time will likely depend substantially on the changes in the value of the reference asset or basket components, as applicable, from its or their initial values. For example, increases in the value of the reference asset may cause an increase in the market value of the notes because of the expectation that the amount payable on the notes will increase. Conversely, decreases in the value of the reference asset may cause a decrease in the market value of the notes because of the expectation that the payment at maturity of the notes will decrease. If you choose to sell notes when the value of the reference asset or basket components, as applicable, has decreased below the initial value, you are likely to receive less than the amount you originally invested. The value of the reference asset or the basket components, as applicable, will be influenced by complex and interrelated political, economic, financial and other factors that can affect the equity markets on which the reference asset or basket components, or the underlying securities or component securities of the reference asset or basket components, as applicable, are traded.

- *Volatility of the reference asset.* Volatility is the term used to describe the size and frequency of market fluctuations. If the implied volatility of the value of the reference asset or basket components, as applicable, changes, the market value of the notes may change.

- *Interest rates.* The interactions of interest rates and the equity markets are unpredictable. Investors in the notes must make their own determinations as to how the possible future effects of changes in interest rates will affect the reference asset and the notes. Finally, interest rates may also affect the economies of the United States or other countries in which the equity securities that are a reference asset or basket component, or that are underlying securities or component securities of a reference asset or basket component, are traded or listed, as applicable.

- *Our credit ratings, financial condition and results of operations.* Actual or anticipated changes in our current credit ratings as well as our financial condition or results of operations may significantly affect the trading value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the trading level or price of the reference asset, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

- *Economic and other conditions generally.* The general economic conditions of the capital markets in the United States, United Kingdom, European Economic Area and Asia, as well as geopolitical conditions and other financial, political, regulatory, public health, and judicial events that affect stock markets generally, may affect the value of the reference asset or basket component, as applicable, and therefore the value of the notes. If the reference asset or basket component includes foreign assets, the value of your notes may also be affected by similar events in those foreign markets.

- *Exchange rates.* See "—*You May Be Subject to Currency Exchange Rate Risk*" below.

- *Time premium or discount.* As a result of a "time premium or discount," the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the reference asset or basket components, as applicable, the longer the time remaining to maturity. A time premium or discount results from expectations concerning the value of the reference asset or basket components, as applicable, prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

- *Time to interest payment.* The proximity in time to an interest payment, if any, may affect the market value of the notes.

- *Agent's commission and cost of hedging.* The original issue price of the notes includes the agent's commission or discount and the cost of hedging our obligations under the notes. Such cost includes our affiliates' expected cost of providing such hedge and the profit our affiliate expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which the agent will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and, accordingly, you may need to be able and willing to hold the notes to maturity. In addition, any such prices may differ from values determined by pricing models used by the agent primarily as a result of such compensation or other transaction costs.

If the reference asset or a basket component is a share of an ETF, the ETF is subject to management risk, which is the risk that the investment strategy employed by a fund's investment advisor may not produce the intended results, including that the ETF (other than ETFs that are actively managed) may fail to track closely the underlying index.

In addition, your notes may trade quite differently from the reference asset or basket components, as applicable. Changes in the value of the reference asset or basket components, as applicable, may not result in comparable changes in the market value of your notes. Even if the value of the reference asset or basket components, as applicable, increases from its or their initial values during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes prior to maturity to decrease while the value of the reference asset or basket components, as applicable, increases. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

General Risks Related to the Reference Assets

The Reference Asset Will Be Subject to Various Business and Market Risks

The respective issuer of the reference asset or a basket component or, if the reference asset or basket component is an index or a share of an ETF, each company whose securities are the component securities of such ETF or the underlying securities of such index, is subject to various business and market risks that may adversely affect the value of that reference asset or basket component. Consequently, the value of the reference asset or basket component may fluctuate depending on the respective markets in which the respective issuer operates. The value of the reference asset or basket component can rise or fall sharply due to factors specific to the reference asset or such basket component and the applicable issuer, such as equity price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You should familiarize yourself with the business and market risks faced by the reference asset or basket component issuer, the component securities issuers, or the underlying securities issuers, as applicable, and consider those risks, along with the risks described here and in the relevant pricing supplement, in considering whether to invest in the notes. See *"Reference Asset Issuer or Sponsor"* below. You should familiarize yourself with the business and market risks faced by the reference asset or basket component issuer, the component securities issuers, or the underlying securities issuers, as applicable, and consider those risks, along with the risks described here and in the relevant pricing supplement, in considering whether to invest in the notes. See *"Reference Asset Issuer or Sponsor"* below.

Governmental Regulatory Actions Could Negatively Affect an Equity Security or Result in Material Changes to the Composition of an Index or an Index Underlying an ETF and Could Negatively Affect Your Return on the Notes

Governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could make it necessary or advisable for there to be material changes to the composition of an index or an index underlying an ETF, depending on the nature of such governmental regulatory actions and the index constituent stocks that are affected. If any governmental regulatory action results in the removal of an index's constituent stocks that have (or historically have had) significant weights within such index, such removal, or even any uncertainty relating to a possible removal, could have a material and negative effect on the level of such index or the price of a related ETF.

Furthermore, such governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could cause a delisting of an equity security, depending on the nature of such governmental regulatory actions and the share affected. If any governmental regulatory action results in the delisting of a share or even any uncertainty relating to a possible delisting, the value of the notes could be adversely affected, and transactions in, or holdings of, the notes may be prohibited under U.S. and/or foreign law. You may suffer significant losses if you are forced to divest the notes when the value of the equity security declines.

Your Investment in the Notes May Be Subject to Concentration Risks

If the reference asset or a basket component is an equity security, you will be exposed to declines in the value of that reference asset or basket component, even if that reference asset or basket component substantially underperforms other companies in the same business sector, market or country. In addition, if the reference asset or basket component is a share of an ETF or an index, the component securities of such ETF or the underlying securities of such index may be stocks of companies representing a particular market sector, a particular geographic region or some other sector. As a result, your investment in the notes may be concentrated in a single issuer or sector. Although your investment in the notes will not result in the ownership or other direct interest in an equity security or in component securities of an ETF or the underlying securities of an index, the return on your investment in the notes will be subject to certain risks similar to those associated with direct equity investments in a single equity security that is a reference asset or basket component or the market, geographic region or sector represented by the relevant component securities or underlying securities. Therefore, the notes may not perform as well as a more diversified investment.

Owning the Notes Is Not the Same as Owning the Reference Asset or a Security Directly Linked to the Performance of the Reference Asset or Its Component Securities or Underlying Securities

The return on your notes will not reflect the return you would realize if you actually owned the reference asset or a security directly linked to the performance of the reference asset or its underlying components and held that investment for a similar period because, for example, your notes may be subject to a cap, in which case the cash settlement amount, if any, payable at maturity will be limited by the cap set forth in the relevant pricing supplement and the cash settlement amount, if any, will not include dividends or other distributions on the reference assets. All of the features that may apply to your notes could affect the cash settlement amount in a way that would cause your return to differ significantly, and perhaps adversely, from the return you would have received if you owned a note linked directly to the performance of the reference asset or its components. For example, subject to any features applicable to your notes, if your notes have an upside participation rate that is less than 100%, you will participate in any positive reference asset performance to a lesser extent than if the cash settlement amount was linked to the performance of the reference asset on a one-to-one basis. Also, if your notes have a participation trigger that is an upside off trigger, you will not participate in any appreciation of the reference asset if the trigger event occurs. Similarly, if your notes have a downside participation rate that is greater than 100% and if the reference asset performance is less than 0% or the buffer percentage, as applicable, the cash settlement amount, if any, will decline by greater than 1% for every 1% that the reference asset performance is below 0% or the buffer percentage, as applicable, subject to any other features applicable to your notes.

If Your Notes Are Linked to a Reference Asset That Is a Basket, Changes in the Price or Level of One or More Basket Components May Be Offset by Changes in the Price or Level of One or More Other Basket Components

If your notes are linked to a reference asset that is a basket, a change in the prices or levels of one or more basket components may not correlate with changes in the prices or levels of one or more other basket components. The value of one or more basket components may increase, while the value of one or more other basket components may not increase as much or may decrease. Therefore, in determining the reference asset performance as of any time, increases in the value of one basket component may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more of the other basket components. If the weightings of the applicable basket components are not equal, changes in the value of the basket components which are more heavily weighted could have a disproportionately adverse impact on the payment that you will receive on your notes.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the notes. Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on any securities exchange. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, but they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses. See "*—Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of the Notes Prior to the Maturity Date May Be Significantly Less Than the Issue Price*" above.

We Will Not Hold the Reference Asset or Any Basket Component for Your Benefit

The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of a reference asset or basket component, as applicable, that is an equity security or a share of an ETF or any component securities or underlying securities of the reference asset or any basket component, as applicable, that we or they may acquire. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Will Not Have Any Ownership Interest in or Shareholder Rights or Rights to Receive Any Reference Asset or Basket Component, or Component Securities or Underlying Securities of a Reference Asset or Basket Component, as Applicable

Investing in the notes will not make you a holder of any reference asset or basket component, or any component securities or underlying securities of any reference asset or basket component, as applicable. Neither you nor any other holder or owner of your notes will have any ownership interest in, voting rights, any right to receive dividends or other distributions or any other rights with respect to the reference asset or any basket component, or the underlying securities or component securities of the reference asset or basket components, as applicable. Your notes will be paid in cash, and you will have no right to receive delivery of any reference asset or basket component or any component securities or underlying securities of a reference asset or any basket component, as applicable.

If Your Notes Are Linked to an Equity Security or a Share of an ETF, You Will Have Limited Anti-Dilution Protection

If your notes are linked to an equity security or a share of an ETF or a basket that includes an equity security or a share of an ETF, for certain corporate events affecting the reference asset or a basket component the calculation agent may make adjustments to the initial value of the reference asset or such basket component.

However, the calculation agent will not make an adjustment in response to all events that could affect the reference asset or a basket component. Different calculation agents may exercise their discretion differently, and different notes or other instruments that are subject to anti-dilution adjustments may provide for additional, fewer, or different adjustments than those provided in your notes. You should understand fully these adjustments before making an investment in the notes. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustment will be made by the calculation agent. You should refer to "*General Terms of the Notes—Anti-Dilution Adjustments*" and "*General Terms of the Notes—Role of Calculation Agent*" in this product prospectus supplement for a description of the items that the calculation agent is responsible for determining.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset

In the ordinary course of their business, our affiliates may have expressed views on expected movements in the reference asset or a basket component or the component securities or underlying securities, as applicable, of a reference asset or basket component, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any reference asset or basket component may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the reference asset or basket components from multiple sources, and you should not rely solely on views expressed by us or our affiliates.

In Some Circumstances, the Payment You Receive on the Notes at Maturity May Be Based on Securities Other Than the Original Reference Asset

If the original reference asset or any basket component is an equity security, then following certain corporate events relating to the issuer of the reference asset or such basket component where such issuer is not the surviving entity, the cash settlement amount you receive at maturity, if any, may be based on a security of a successor to the reference asset or basket component issuer or any cash or any other assets distributed to holders of the reference asset or basket component in such corporate event, which may include securities issued by a non-U.S. company and quoted and traded in a foreign currency. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that may lead to these adjustments and the procedures for selecting distribution property under "*General Terms of the Notes—Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events*" in this product prospectus supplement.

If Your Notes Are Linked to an Equity Security or a Share of an ETF, the Value of Your Notes May Be Adversely Affected if a Reference Asset or Basket Component Is Delisted or if Its Trading Is Suspended

In the event of a delisting or suspension of trading of shares of a common stock serving as the reference asset, we will have the right, but not the obligation, to call the notes for redemption. If we do not exercise our right to call the notes in the event of a delisting or suspension of trading, then the calculation agent may designate a substitute reference asset. See "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" and "*General Terms of the Notes—Role of Calculation Agent*" below. No reference asset issuer or sponsor, as applicable, is involved in the offer of the notes or has any obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes. Delisting or termination of the reference asset and the consequent adjustments may materially and adversely affect the value of the notes.

If the reference asset is an ADS and the ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), or if the ADS facility between the issuer of the foreign stock and the ADS depositary is terminated for any reason and we do not exercise our right to call the notes as described in the immediately preceding paragraph, the cash settlement amount you receive at maturity, if any, will be based on the foreign stock represented by the ADS or a substitute ADS, as determined by the calculation agent. Such delisting of the ADS or termination of the ADS facility and the consequent adjustments may materially and adversely affect the value of the notes. We describe such delisting of the ADS or termination of the ADS facility and the consequent adjustments under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of an ADS*" in this product prospectus supplement.

In the event of a delisting or suspension of trading of shares of an ETF serving as the reference asset, the calculation agent may designate a substitute reference asset. If the calculation agent determines that no substitute reference asset comparable to the reference asset exists or if such substitute reference asset selected by the calculation agent is subsequently delisted or trading in such substitute reference asset is subsequently suspended, then the calculation agent will deem the closing price of the reference asset or substitute reference asset, as the case may be, on the trading day immediately prior to its delisting or suspension to be the trading price and the closing price, as applicable, of the reference asset or substitute reference asset, as the case may be, on every remaining trading day to, and including, the final valuation date. See "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" and "*General Terms of the Notes—Role of Calculation Agent*" below. No reference asset issuer or sponsor, as applicable, is involved in the offer of the notes or has any obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes. Delisting or termination of the reference asset and the consequent adjustments may materially and adversely affect the value of the notes.

If a basket component undergoes any of the events described above, then the calculation agent shall substitute a substitute common stock, substitute an ADS or substitute an ETF, as the case may be, for such basket component, and make any other adjustments described under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of a Basket*" in this product prospectus supplement.

If Your Notes Are Linked to a Reference Asset That is an Index or a Basket Component That is an Index, the Value of Your Notes May Be Adversely Affected if an Index Sponsor Discontinues Publication of the Index

If the index sponsor discontinues publication of or otherwise fails to publish an index that is a reference asset or basket component, the cash settlement amount you receive at maturity, if any, may be based on a successor or substitute index that the calculation agent determines is comparable to the discontinued index. If the calculation agent determines that no successor or substitute index is available, the calculation agent will calculate the level of the index. Such discontinuation or failure to publish the reference asset and the consequent adjustments may materially and adversely affect the value of the notes. We describe such discontinuation or failure to publish the reference asset and the consequent adjustments under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of an Index*" in this product prospectus supplement.

You May Be Subject to Currency Exchange Rate Risk

Fluctuations in exchange rates may affect the value of your investment where (1) the reference asset or a basket component is an ADS, which is quoted and traded in U.S. dollars, but represents a foreign stock that is quoted and traded in a foreign currency and that may trade differently from the ADS, (2) the reference asset or a basket component is substituted or replaced by a security that is quoted and traded in a foreign currency, (3) the reference asset or a basket component is denominated in non-U.S. dollar currencies and the closing value of the reference asset or basket component will be adjusted to reflect its U.S. dollar value by converting the value of the reference asset or basket component from the non-U.S. dollar underlying currency to U.S. dollars, or (4) the reference asset or a basket component is an index denominated in one currency whose underlying stock prices are converted from one or more other currencies for purposes of calculating the level of the index. Such substitution or replacement of the reference asset or a basket component by a security issued by a non-U.S. company may occur following certain corporate events affecting the reference asset (as described under "*General Terms of the Notes—Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events*" in this product prospectus supplement), or in the event of delisting or termination of a reference asset that is an ADS (as described under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of an ADS*" in this product prospectus supplement).

The exchange rates between the U.S. dollar and some other currencies have been highly volatile, and this volatility may continue in the future. Risks relating to exchange rate fluctuations generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the foreign stock on non-U.S. securities markets and, as a result, may affect the value of the notes. As a consequence, such fluctuations could adversely affect an investment in the notes.

In addition, foreign exchange rates can either be floating or fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time-to-time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the notes.

We will not make any adjustment or change in the terms of the notes in the event that applicable exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear any such risks.

If Your Notes Are Linked to a Reference Asset or Basket Component That Is Traded in a Foreign Currency or Comprised of Underlying Securities or Component Securities Which Are Traded in Foreign Currencies but Are Not Adjusted to Reflect Their U.S. Dollar Value, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate

If your notes are linked to an index or a share of an ETF, and the underlying securities or component securities, respectively, are traded in foreign currencies but are not adjusted to reflect their U.S. dollar value, the amount payable on your notes will not be adjusted for changes in the applicable foreign currency/U.S. dollar exchange rates. The cash settlement amount payable on the maturity date will be based solely upon the reference asset performance. Changes in foreign currency exchange rates, however, may reflect changes in the economy of the applicable foreign countries in which the underlying securities of an index or component securities of an ETF are listed that, in turn, may affect the final value of the reference asset. In addition, movements in interest rates of both currencies could also affect the market value of your notes prior to maturity. Any such movements may come at a cost or benefit to you depending on how currency exchange rates move during the term of the notes.

If Your Notes Are Linked to a Reference Asset or Basket Component That Is Listed or Located Outside of the U.S., or That Is Composed of Securities That Are Listed or Located Outside of the U.S., Your Investment in the Notes Will Be Subject to Risks Associated with Foreign Securities Markets

The reference asset or any basket component, or component securities or underlying securities of a reference asset or basket component, may have been issued by one or more non-U.S. companies. In addition, following certain corporate events affecting the reference asset or a basket component or following delisting or termination of the reference asset or a basket component that is an ADS, the reference asset or such basket component may be substituted or replaced by a security issued by a non-U.S. company and/or quoted and traded in a foreign currency. An investment in securities linked to the value of non-U.S. equity securities involves particular risks. Non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently from the U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross shareholdings among non-U.S. companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information in the U.S. about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, disclosure, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the economic and fiscal policies of non-U.S. governments, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, the economies of certain foreign countries may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

Also, certain foreign countries may be considered to be countries with emerging markets. Countries with emerging markets may have relatively less stable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

We describe the possible substitution or replacement of the reference asset or a basket component by the security of a non-U.S. company following certain corporate events under "*General Terms of the Notes—Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events*" in this product prospectus supplement. We describe the possible substitution or replacement of a reference asset or a basket component that is an ADS by the foreign stock represented by such ADS following delisting of the ADS or termination of the ADS facility under "*General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of an ADS*" in this product prospectus supplement.

The Issuer or Sponsor of the Reference Asset or of Any Basket Component, as Applicable, Will Not Have Any Role or Responsibilities with Respect to the Notes

The issuer or sponsor of the reference asset or of any basket component, as applicable, will not have authorized or approved the notes, and will not be involved in any offering. The issuer or sponsor of the reference asset or of any basket component, as applicable, will not have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the reference asset, any basket component or the notes. The issuer or sponsor of the reference asset or of any basket component, as applicable, will not receive any of the proceeds from any offering of the notes, except to the extent that we are required to pay an index or ETF sponsor licensing fees with respect to an index or a share of an ETF included in the reference asset. No issuer or sponsor of a reference asset or of any basket component, as applicable, will be responsible for, or participate in, the determination or calculation of the amounts receivable by holders of the notes.

We Do Not Control nor Are We Affiliated with the Issuer or Sponsor of Any Reference Asset or Basket Component, as Applicable, and Are Not Responsible for Any Disclosure Made by Any Other Company

We and our respective affiliates have no affiliation with any issuer or sponsor of any reference asset or basket component, as applicable. Consequently, neither we nor any of our affiliates have the ability to control the actions of any issuer or sponsor of a reference asset or basket component, as applicable, or the issuers of the component securities or underlying securities of a reference asset or basket component.

We do not assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, unless (and only to the extent that) our securities or the securities of our affiliates are represented by or included in that reference asset or basket component. We are not responsible for any other issuer's or sponsor's public disclosure of information about itself or the reference asset or basket component, whether contained in Securities Exchange Commission filings or otherwise. We will not perform any due diligence procedures with respect to the issuer or sponsor of the reference asset or basket component, as applicable, in connection with the offering of the notes.

Unless otherwise specified in the relevant pricing supplement, we have derived the information about the issuer or sponsor of the reference asset or basket component, as applicable, and the reference asset or any basket component from publicly available information, without independent verification. You, as an investor in the notes, should make your own investigation into the reference asset or any basket component and the issuer or sponsor of the reference asset or any basket component, as applicable, for your notes.

The Historical Performance of the Reference Asset or any Basket Component Should Not Be Taken as an Indication of Its Future Performance

The value of the reference asset will determine the cash settlement amount, if any, to be paid on the notes at maturity. The historical prices or levels of the reference asset or any basket component, which may be included in the relevant pricing supplement, should not be taken as an indication of its future performance. Changes in the value of the reference asset or the basket components, as applicable, will affect the trading price of the notes, but it is impossible to predict whether the value of the reference asset or any basket component will rise or fall during the term of the notes. The value of the reference asset or any basket components will be influenced by complex and interrelated political, economic, financial and other factors.

Additional Risks Related to Reference Assets or Basket Components That Are Shares of ETFs

The Performance and Market Value of an ETF That is Not Actively Managed May Not Correlate with the Performance of the Underlying Index as Well as the Net Asset Value Per Share of That ETF, Especially During Periods of Market Volatility

The performance of an ETF that is not actively managed may not exactly replicate the performance of its underlying index, in part because the ETF will reflect transaction costs and fees that are not included in the calculation of its underlying index. In addition, during periods of market volatility, securities held by an ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that ETF and the liquidity of that ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of an ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an ETF. As a result, under these circumstances, the market value of shares of an ETF may vary substantially from the net asset value per share of that ETF.

Additionally, an ETF may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset, such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices.

For all of the foregoing reasons, the performance of an ETF that is not actively managed may not correlate with the performance of its underlying index as well as the net asset value per share of that ETF, which could materially and adversely affect the return on the notes.

We Cannot Control Actions by the Investment Adviser Which May Adjust the Management or Component Securities of the ETF in a Way That Could Adversely Affect the Payments on the Notes and Their Market Value, and the Investment Adviser Has No Obligation to Consider Your Interests

The policies of the applicable investment adviser concerning the calculation of the ETF's net asset value, additions, deletions or substitutions of securities or other investments held by the ETF and, with respect to ETFs that are not actively managed, the manner in which changes affecting the underlying index are reflected in such ETF could affect the market price per share of the reference asset or basket component and, therefore, the amounts payable on the notes and the market value of the notes. The amounts payable on the notes and their market value could also be affected if the investment adviser changes these policies, for example, by changing the manner in which it calculates the ETF's net asset value, or if the investment adviser discontinues or suspends calculation or publication of the ETF's net asset value, in which case it may become difficult to determine the value of your notes. If events such as these occur, the calculation agent will make those calculations and adjustments as may be necessary in order to arrive at a price of the shares of an ETF comparable to a share of the ETF serving as the reference asset or a basket component, as if those changes or modifications had not been made, and determine the trading value and the closing value of the reference asset or basket component, as applicable, by reference to the price of the shares of the ETF, as adjusted. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

ETFs are Subject to Management Risk

ETFs may not be managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, ETFs that are not actively managed, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of their respective underlying indices by investing in a portfolio of securities that generally replicate the respective underlying index. Therefore, unless a specific security is removed from the respective underlying index, such ETF generally would not sell a security because the security's issuer was in financial trouble. In addition, an ETF is subject to the risk that the investment strategy of the ETF's investment advisor may not produce the intended results.

ETFs are Subject to Liquidity Risk

Although shares of an ETF will be listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any ETF or that there will be liquidity in the trading market.

Additional Risks Related to Reference Assets or Basket Components That Are Indices

Changes That Affect an Index That Is a Reference Asset or Basket Component May Adversely Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of a sponsor of any index that is a reference asset or basket component concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components may be reflected in the index and could adversely affect the market value of the notes prior to maturity, whether the notes are automatically called prior to maturity, and the cash settlement amount, if any, payable on the notes at maturity. The cash settlement amount, if any, payable on the notes, whether the notes are automatically called, and the market value of the notes could also be adversely affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the index sponsor discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of the notes.

Additional Risk Factor Applicable to Reference Assets or Basket Components That Are ADSs

The Price of the Reference Asset or a Basket Component That Is an ADS May Not Accurately Track the Price of the Shares of the Relevant Company

If the reference asset or a basket component is an ADS, then its trading patterns will generally reflect the characteristics and price of the applicable foreign stock; however, the price of the ADSs may not completely track the price of such foreign stock. Trading volume and pricing on the applicable non-U.S. exchange may, but will not necessarily, have similar characteristics as the ADSs. For example, certain factors may increase or decrease the public float of the ADSs and, as a result, the ADSs may have less liquidity or lower market value than the applicable foreign stock. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the underlying company and holders of the ADSs, which may be different from the rights of holders of the applicable foreign stock. For example, the underlying company may make distributions in respect of the applicable foreign stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the shares of the applicable foreign stock may be significant and may materially and adversely affect the value of the notes.

General Risks Related to Conflicts of Interest

Our or Our Affiliates' Trading, Hedging and Other Business Activities May Create Conflicts of Interest

As noted above under "*—Our or Our Affiliates' Hedging and Trading Activities May Adversely Affect the Market Value of the Notes*," we and our affiliates expect to engage in hedging and trading activities related to the reference asset or its components that are not for the account of holders of the notes or on their behalf. These hedging and trading activities may present a conflict between the holders' interests in the notes and the interests we and our affiliates will have in our and their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These hedging and trading activities, if they influence the value of the reference asset or basket components, as applicable, could be adverse to the interests of the holders of the notes. Any of these activities by us or one or more of our affiliates may affect the value of the reference asset or basket components, as applicable, or the value of its or their component securities or underlying securities, as applicable and, therefore, the market price of the notes.

We and one or more of our affiliates may, currently or in the future, engage in business with the issuer of a reference asset or basket component, including making loans to or providing advisory services to such companies, including investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the notes. Moreover, we and our affiliates may have published, and in the future may publish, research reports that relate to the reference asset or basket components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities by us or one or more of our affiliates may affect the value of the reference asset or basket components and, therefore, the market value of the notes and the cash settlement amount payable at maturity.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

The calculation agent will, among other things, determine the cash settlement amount on the notes. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "*General Terms of the Notes—Role of Calculation Agent*" in this product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the reference asset or basket component has occurred and may also have to determine the closing value or trading value, as the case may be, in such case. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount of your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date or observation date, as the case may be, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

General Risks Related to Tax

Significant Aspects of the Tax Treatment of the Notes May Be Uncertain

The U.S. federal income tax consequences of an investment in financial instruments linked to the performance of one or more equity securities, including ADSs, indices of equity securities, or shares of ETFs, or any other equity instruments or measures, such as the notes, are complex. The tax consequences of any particular note depend on its terms, and the relevant pricing supplement will contain a general description of certain U.S. tax considerations relating to the notes. You should consult with your own tax advisor concerning the consequences under the Code and the laws of any other taxing jurisdiction of acquiring, owning, and disposing of any particular note you propose to purchase.

Non-U.S. Investors May Be Subject to Certain Additional Risks

If you are a non-U.S. investor who purchases U.S. dollar denominated notes with a currency other than U.S. dollars, changes in rates of exchange of the U.S. dollar and the currency with which you purchase the notes may have an adverse effect on the value or price of, or returns on, your investment.

The relevant pricing supplement will contain a general description of certain U.S. tax considerations relating to the notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

GENERAL TERMS OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the heading "Description of Debt Securities and Guarantee" in the accompanying prospectus. A separate pricing supplement will describe terms that apply specifically to your notes, including any changes to the terms described below. If the terms described in the relevant pricing supplement are inconsistent with those described here or in the accompanying prospectus, the terms described in the relevant pricing supplement shall control.

Please note that in this section entitled "General Terms of the Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

In addition to the terms described on the front and inside cover of this product prospectus supplement, the following general terms will apply to the notes, including your notes:

Specified Currency

Unless otherwise specified in the relevant pricing supplement, all payments on the notes will be made in U.S. dollars ("$" or "USD").

Form and Denomination

Unless otherwise specified in the relevant pricing supplement, the notes will be issued only in the form of a master global security and will clear through DTC (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "*Description of Debt Securities and Guarantee—Legal Ownership and Book-Entry Issuance—Global Security*" in the accompanying prospectus). Unless otherwise specified in the relevant pricing supplement, the denomination of each note will be $1,000 and integral multiples thereof, and your notes will be represented by the master global security. Throughout this product prospectus supplement, when we refer to each note as having a $1,000 principal amount, this is for ease of reading clarity. The notes will be represented in the aggregate principal amount by the master global security. The relevant pricing supplement will specify the minimum initial investment amount, if any, of the notes.

Listing

Unless otherwise specified in the relevant pricing supplement, your notes will not be listed on any securities exchange or other electronic trading platform or system.

Defeasance, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes. The following will apply to your notes:

- the default amount will be payable on any acceleration of the maturity of your notes as described under "*—Default Amount on Acceleration*" below;

- anti-dilution provisions will apply to your notes as described under "*—Anti-Dilution Adjustments*" below;

- a business day for your notes will have the meaning described under "*—Special Calculation Provisions*" below; and

- a trading day for your notes will have the meaning described under "*—Special Calculation Provisions*" below.

Please note that the information about the settlement or trade dates, issue price, agent's discount and commission and net proceeds to us in the relevant pricing supplement relates only to the initial issuances and sales of your notes. If you have purchased your notes in a market-making transaction after any initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Reference Asset and Reference Asset Issuer or Sponsor

In this product prospectus supplement, when we refer to the reference asset, we mean the reference asset specified in the relevant pricing supplement, and when we refer to the reference asset or basket component issuer or the reference asset or basket component sponsor, we mean such issuer or sponsor, as applicable, except as described under "—*Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events*" and "—*Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" below.

The reference asset to which your notes are linked may be (i) a share of a company's common stock, (ii) an ADS, (iii) an index, (iv) a share of an ETF or (v) any other equity instrument or measure. The reference asset may also be a weighted basket composed of shares of one or more common stocks, ADSs, indices, shares of ETFs and/or any other equity instruments or measures. We refer to shares of common stock and ADSs as "equity securities." If the reference asset is a basket, we refer to each of the equity securities, indices, shares of ETFs or other equity instruments or measures that comprise the basket as a "basket component." The relevant pricing supplement will specify the component weights of each of the basket components.

If the relevant pricing supplement specifies that the cash settlement amount of your notes will be based on the "least performing" of basket components comprising the reference asset, then the payment of any contingent coupon or the principal amount will be based on the basket component with the least reference return on the applicable observation date or the final valuation date, without regard to the reference return of any other basket component.

If the reference asset or any basket component is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. We refer to the underlying shares represented by an ADS as "foreign stock." If the reference asset is a share of an ETF that is not actively managed, we refer to the index that such ETF tracks as the "underlying index" and to the securities that comprise any ETF as "component securities." If the reference asset is an index, we refer to the securities that comprise such index as the "underlying securities."

Payment of Cash Settlement Amount on the Maturity Date

The cash settlement amount we will be required to make on the maturity date for any particular notes will depend on the reference asset performance, as well as the particular feature or features we specify as applicable to such notes.

In addition, your notes may be structured with one or more of the following features, as described below and as specified in the relevant pricing supplement, each of which may affect or replace the cash settlement amount as described below:

- early redemption,
- automatic call,
- a cap,
- a floor,
- a buffer,
- a barrier,
- a participation trigger, or
- a digital return.

The relevant pricing supplement may also specify any other feature or features that are applicable to particular notes. The notes we offer may contain any combination of features, whether set forth in the list above or described in the relevant pricing supplement.

Because the notes may be structured using any combination of the features described above or may even be structured with alternative features described in the relevant pricing supplement, it is important that you read carefully the pricing supplement applicable to your notes and the information set forth below to ensure you understand the feature or features applicable to the notes and the method the calculation agent will use to determine the cash settlement amount, if any, you receive on the notes. You must review the feature or features applicable to your notes, together with the relevant pricing supplement, to understand how the cash settlement amount may be calculated for your notes.

Calculation of the Cash Settlement Amount

Unless otherwise specified in the relevant pricing supplement, and subject to any feature or features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is **greater than** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if the reference asset performance on the final valuation date is **equal to** 0%, $1,000; or

- if the reference asset performance on the final valuation date is **less than** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

The reference asset performance may be positive or negative. If the reference asset performance on the final valuation date is less than 0%, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

If your notes specify a full return of principal, the last bullet point above will not apply to your notes and, if the reference asset performance is negative on the final valuation date, you will, subject to the credit risk of the issuer, receive a full return of principal.

Unless otherwise specified in the relevant pricing supplement, if the reference asset is a single index or equity security or a share of an ETF, the reference asset performance on any day and at any time will be equal to (i)(a) the closing value or trading value, as applicable, of the reference asset *minus* (b) the initial value of the reference asset, *divided by* (ii) the initial value of the reference asset, expressed as a positive or negative percentage.

If the reference asset is a basket, a reference asset performance type will be specified in the relevant pricing supplement, and may include one of the following types:

- if the relevant pricing supplement specifies that "weighted performance" is applicable, the reference asset performance on any day and at any time will be equal to the *sum*, for all basket components, of the following result for each basket component: (i) the component weighting for such basket component *times* (ii) the basket component performance for such basket component;

- if the relevant pricing supplement specifies that "least performing" is applicable, the reference asset performance on any day and at any time will be equal to the basket component performance of the basket component with the lowest basket component performance at such time on such day; or

- if the relevant pricing supplement specifies that "greatest performing" is applicable, the reference asset performance on any day and at any time will be equal to the basket component performance of the basket component with the highest basket component performance at such time on such day.

Unless otherwise specified in the relevant pricing supplement, the "basket component performance" on any day and at any time will be equal to (i)(a) the closing value or trading value, as applicable, of such basket component *minus* (b) the initial value of such basket component, *divided by* (ii) the initial value of such basket component, expressed as a positive or negative percentage.

Unless otherwise specified in the relevant pricing supplement, (1) the reference asset performance or basket component performance, as applicable, on the final valuation date will be calculated as if the final value of the reference asset or basket component, as applicable, were the closing value of such reference asset or basket component, as applicable, on such day and (2) the reference asset performance or basket component performance, as applicable, on any day other than the final valuation date will be calculated based on the closing value of the reference asset or each basket component, as applicable, on such day; *provided*, that if the relevant pricing supplement specifies that continuous monitoring will apply for purposes of determining whether a participation trigger has occurred, then for purposes of determining whether a participation trigger has occurred the reference asset performance or basket component performance, as applicable, on any day will be calculated based on the trading value of the reference asset or each basket component, as applicable, on such day.

Unless otherwise specified in the relevant pricing supplement, the final value of the reference asset or each basket component, as applicable, will be the closing value of the reference asset or such basket component, as applicable, on the final valuation date; provided, that if the relevant pricing supplement specifies that "averaging" applies, then on the final valuation date only, the final value of the reference asset or each basket component, as applicable, will be equal to the arithmetic average of the closing values of the reference asset or each basket component, as applicable, on each of the dates (each an "averaging observation date") specified for your notes, including the final valuation date (before averaging).

Unless otherwise specified in the relevant pricing supplement, the initial value of the reference asset or each basket component, as applicable, will be the closing value of such reference asset or basket component, as applicable, on the initial valuation date specified in the relevant pricing supplement. The initial value of the reference asset and each basket component, as applicable, may be subject to adjustment as described under "—*Anti-Dilution Adjustments*" below. If the reference asset is a basket, the component weightings of the basket components will be specified in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement, the closing value of the reference asset or basket component will be (1) with respect to a reference asset or basket component that is an equity security or a share of an ETF, the closing price of such reference asset or basket component, or (2) with respect to a reference asset or basket component that is an index, the closing level of such reference asset or basket component, as described under "—*Special Calculation Provisions—Closing Price*" and "—*Special Calculation Provisions—Closing Level*" below. Unless otherwise specified in the relevant pricing supplement, the trading value of the reference asset or basket component will be (1) with respect to a reference asset or basket component that is an equity security or a share of an ETF, the trading price of such reference asset or basket component, or (2) with respect to a reference asset or basket component that is an index, the trading level of such reference asset or basket component, as described under "—*Special Calculation Provisions—Trading Price*" and "—*Special Calculation Provisions—Trading Level*" below.

The valuation dates for your notes will be the final valuation date and any call observation dates, averaging observation dates, observation dates, coupon observation dates or trading days during the participation trigger monitoring period specified in the relevant pricing supplement as applicable to your notes.

The upside participation rate and the downside participation rate indicate the extent to which your notes will participate in any positive or negative, respectively, reference asset performance, subject to any specified feature or other terms that apply to your notes. The upside participation rate and downside participation rate may each be less than, equal to, or greater than 100%. Generally, if the relevant participation rate is less than 100%, your notes will participate in less than the full reference asset performance (whether positive or negative, as applicable), and if the relevant participation rate is greater than 100%, your notes will participate in the reference asset performance (whether positive or negative, as applicable) on a leveraged basis. The upside participation rate and downside participation rate will be 100% unless otherwise specified in the relevant pricing supplement.

Absolute Reference Asset Performance

Unless otherwise specified in the relevant pricing supplement, the absolute value of the reference asset performance. For example, a -5% and +5% reference asset performance of the reference asset will result in a 5% absolute reference asset performance. The relevant pricing supplement will indicate whether the cash settlement amount will be calculated based on the absolute reference asset performance.

Features That May Apply to Your Notes

Your notes may be structured with one or more of the following features. The following features will apply to your notes only if the relevant pricing supplement specifies that one or more of such features are applicable to your notes. Unless otherwise specified in the relevant pricing supplement, the feature or features will have the following effects on the cash settlement amount that would otherwise be payable on your notes if no features applied to your notes as described above. If the relevant pricing supplement specifies that one or more of the following features are applicable to your notes, the relevant pricing supplement will also specify additional terms, if any, that relate to such feature or features.

Automatic Call and Early Redemption

If your notes are subject to an automatic call or an early redemption at the option of the issuer, and an automatic call or an early redemption at the option of the issuer occurs with respect to your notes, you will receive the amount described below under "—*Early Redemption and Automatic Call*," upon such call or optional redemption. You will *not* receive the cash settlement amount at maturity.

Cap

If your notes are subject to a "cap," the cash settlement amount, if any, for each $1,000 principal amount of the notes will be the *lesser* of (i) the cash settlement amount determined as described for the features, if any, of your notes and (ii) the cap applicable to the notes. The cap, if any, applicable to the notes will be specified in the relevant pricing supplement. *If the cash settlement amount that would otherwise be payable on the notes is greater than the cap, your return on the notes will be limited to the cap.*

Floor

If your notes are subject to a "floor," the cash settlement amount, if any, for each $1,000 principal amount of the notes will be the *greater* of (i) the cash settlement amount determined as described for the features, if any, of your notes and (ii) the floor applicable to the notes. The floor, if any, applicable to the notes will be specified in the relevant pricing supplement.

Buffer

If your notes are subject to a "buffer," the relevant pricing supplement will specify the buffer percentage applicable to your notes. The buffer percentage will be a negative percentage.

Unless otherwise specified in the relevant pricing supplement, for notes subject to a buffer, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is *greater than* 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if the reference asset performance on the final valuation date is *equal to* or *less than* 0% but *greater than* or *equal to* the buffer percentage, $1,000; or

- if the reference asset performance on the final valuation date is ***less than*** the buffer percentage, (i) $1,000 plus (ii)(a) $1,000 *times* (b) the downside participation rate *times* (c)(1) the reference asset performance on the final valuation date *minus* (2) the buffer percentage.

If the reference asset performance on the final valuation date is less than the buffer percentage, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

If the relevant pricing supplement specifies that a buffer is applicable to your notes, the downside participation rate indicates the extent to which your notes will participate in a decline in reference asset performance below the buffer percentage, subject to any other feature or terms that apply to your notes.

Barrier

If your notes are subject to a "barrier," the relevant pricing supplement will specify the barrier percentage applicable to your notes. The barrier percentage will be a negative percentage.

Unless otherwise specified in the relevant pricing supplement, for notes subject to a barrier, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is ***greater than*** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if the reference asset performance on the final valuation date is ***equal to*** or ***less than*** 0% but ***greater than*** or ***equal to*** the barrier percentage, $1,000; or

- if the reference asset performance on the final valuation date is ***less than*** the barrier percentage, (i) $1,000 plus (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date.

If the reference asset performance on the final valuation date is less than the barrier percentage, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

Participation Trigger

If your notes are subject to a participation trigger, the relevant pricing supplement will specify when a participation trigger will be deemed to have occurred, how the reference asset performance will be monitored to determine whether a participation trigger has occurred, and the type of participation trigger that applies to your notes, which may be one of the types described below or a different type specified in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement, a participation trigger will be deemed to have occurred if the reference asset performance rises to or is above, or falls to or is below, as applicable, the participation trigger level on any trading day during the participation trigger monitoring period.

The relevant pricing supplement will specify the participation trigger level and the participation trigger monitoring period, which may (i) include the period from the initial valuation date through the final valuation date, (ii) be limited to the final valuation date, (iii) be a list of observation dates, or (iv) be of any other length specified in the relevant pricing supplement, each subject to adjustment as described under "—*Market Disruption Events*" below. The participation trigger level will be a specified positive or negative reference asset performance.

The relevant pricing supplement will specify whether closing value monitoring, continuous monitoring or another monitoring type applies for purposes of determining whether a participation trigger has occurred. See "—*Monitoring*" below.

If your notes are subject to a participation trigger, the relevant pricing supplement will specify the type of participation trigger for purposes of determining the cash settlement amount payable on your notes, which may be one of the types set forth below or a different type specified in the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the following examples describe the calculation of the cash settlement amount for each $1,000 principal amount of the notes assuming different participation trigger types that may be specified in the relevant pricing supplement.

Downside On Trigger: Participation trigger introduces downside participation.

- If the reference asset performance on the final valuation date is **greater than** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if a participation trigger **has occurred** and the reference asset performance on the final valuation date is **less than** or **equal to** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate;

- if a participation trigger **has not occurred** and the reference asset performance on the final valuation date is **less than** or **equal to** 0%, $1,000.

Downside Off Trigger: Participation trigger eliminates downside participation.

- If the reference asset performance on the final valuation date is **greater than** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if a participation trigger **has occurred** and the reference asset performance on the final valuation date is **less than** or **equal to** 0%, $1,000; or

- if a participation trigger **has not occurred** and the reference asset performance on the final valuation date is **less than** or **equal to** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Upside On Trigger: Participation trigger introduces upside participation.

- If a participation trigger **has occurred** and the reference asset performance on the final valuation date is **greater than** or **equal to** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate;

- if a participation trigger **has not occurred** and the reference asset performance on the final valuation date is **greater than** or **equal to** 0%, $1,000; or

- if the reference asset performance on the final valuation date is **less than** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Upside Off Trigger: Participation trigger eliminates upside participation.

- If a participation trigger **has occurred** and the reference asset performance on the final valuation date is **greater than** or **equal to** 0%, $,1000;

- if a participation trigger **has not occurred** and the reference asset performance on the final valuation date is **greater than** or **equal to** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the upside participation rate; or

- if the reference asset performance on the final valuation date is **less than** 0%, an amount in cash equal to (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date *times* (c) the downside participation rate.

Digital Return

If your notes are subject to a "digital return" the relevant pricing supplement will specify the digital return applicable to your notes. Unless otherwise specified in the relevant pricing supplement for notes subject to a digital return, and subject to any other features of the notes that affect or replace the cash settlement amount described below, the cash settlement amount that will be paid on each $1,000 principal amount of the notes on the maturity date will be an amount in cash equal to:

- if the reference asset performance on the final valuation date is **greater than or equal to** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the digital return; or

- if the reference asset performance on the final valuation date is **less than** 0%, (i) $1,000 *plus* (ii)(a) $1,000 *times* (b) the reference asset performance on the final valuation date.

If a digital return applies to the notes, the cash settlement amount may be limited to the return represented by the digital return. If specified in the relevant pricing supplement, you may receive a cash settlement amount that is greater than the digital return.

Unless your notes specify a full return of principal, if the reference asset performance on the final valuation date is less than 0%, the cash settlement amount payable on your notes will be less than the principal amount of your notes and may be $0. The cash settlement amount, however, will never be less than $0.

Return of Principal

If so specified in the relevant pricing supplement, at maturity, you will receive a full or partial return of principal, as applicable, subject to the credit risk of the issuer.

Early Redemption and Automatic Call

Early Redemption at the Option of the Issuer

If the relevant pricing supplement specifies that your notes are "redeemable at the option of the issuer," then we may, at our sole option, redeem your notes on any optional redemption date, in whole but not in part, at a price equal to the redemption payment amount, payable on the redemption settlement date. If we elect to redeem your notes, we will pay you for each of your notes to be redeemed an amount in cash equal to the redemption payment amount on the redemption settlement date, and no payment on your notes so redeemed will be made thereafter. *If we exercise our option to redeem your notes prior to the maturity date in accordance with the procedures set forth in this subsection, you will only receive a cash payment equal to the redemption payment amount and you will not receive the cash settlement amount described above in respect of any notes so redeemed.*

The "redemption payment amount" will be specified in the relevant pricing supplement, and, unless otherwise specified in the relevant pricing supplement, will be for each $1,000 principal amount of the notes, an amount in cash equal to (i) $1,000 *plus* (x) accrued and unpaid interest, if your notes bear interest, to, but excluding, the redemption settlement date, (y) the applicable contingent coupon, unless otherwise specified in the relevant pricing supplement, if, on the applicable call date, the closing value of the reference asset is equal to or greater than the applicable contingent coupon barrier or (z) the applicable fixed coupon, *plus* (ii)(a) $1,000 *times* (b) the redemption premium. The "redemption premium," if any, for the notes will be specified in the relevant pricing supplement.

If the relevant pricing supplement specifies that your notes are "redeemable at the option of the issuer," then the relevant pricing supplement will specify one or more business days during the term of the notes on which we may exercise our right of early redemption. We refer to any such date as an "optional redemption date."

Unless otherwise specified in the relevant pricing supplement, the "redemption settlement date," will be the third business day after the relevant optional redemption date or, if the relevant optional redemption date is the final valuation date, the stated maturity date, subject to postponement as described under "—*Market Disruption Events*" below.

If we elect to exercise our redemption right, we will deliver a notice of our exercise of our option to redeem not less than 5 nor more than 45 days before the optional redemption date, unless otherwise specified in the relevant pricing supplement.

We will have the right, but not the obligation, to call the notes if a reference asset that is a common stock or ADS is delisted or trading of such shares of such common stock or ADS is suspended on the primary exchange as described under "—*Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" below.

Automatic Call

If the relevant pricing supplement specifies that the notes are "automatically callable," then if on any call observation date, the reference asset performance is greater than or equal to the call barrier level, the notes will be automatically called and you will receive on the call settlement date a cash payment per note equal to the call payment amount. *If your notes are "automatically called" in accordance with the procedures set forth in this subsection, you will only receive a cash payment equal to the call payment amount and you will not receive the cash settlement amount described above in respect of your notes.*

Unless otherwise specified in the relevant pricing supplement, the "call payment amount" will be, for each $1,000 principal amount of the notes, an amount in cash equal to (i) $1,000 *plus* (x) accrued and unpaid interest, if your notes bear interest, to, but excluding, the call settlement date, (y) the applicable contingent coupon, unless otherwise specified in the relevant pricing supplement, if, on the applicable call observation date, the closing value of the reference asset is equal to or greater than the applicable contingent coupon barrier or (z) the applicable fixed coupon *plus* (ii)(a) $1,000 *times* (b) the call premium. The "call premium," if any, for the notes will be specified in the relevant pricing supplement. If specified in the relevant pricing supplement, the call premium may increase on specific call settlement dates during the term of the notes.

If your notes are "automatically callable," then the relevant pricing supplement will specify one or more trading days during the term of the notes on which the reference asset performance will be observed for the purposes of determining whether an automatic call will occur. We refer to any such date as a "call observation date." Call observation dates will be subject to postponement as described under "—*Market Disruption Events*" below.

The "call barrier level" will be specified in the relevant pricing supplement, and, unless otherwise specified in the relevant pricing supplement, will be a specified reference asset performance.

Unless otherwise specified in the relevant pricing supplement, the "call settlement date," will be the third business day after the relevant call observation date or, if the relevant call observation date is the final valuation date, the stated maturity date, subject to postponement as described under "—*Market Disruption Events*" below.

Final Valuation Date

Unless otherwise specified in the relevant pricing supplement, the final valuation date will be the third scheduled trading day before the stated maturity date specified in the relevant pricing supplement, subject to postponement as described under "—*Market Disruption Events*" below.

Stated Maturity Date

The stated maturity date will be the date specified in the relevant pricing supplement, unless that date is not a business day, in which case the maturity date will be the next following business day. The maturity date may also be postponed as described under "—*Market Disruption Events*" below, unless otherwise specified in the relevant pricing supplement. No interest will accrue past the stated maturity date specified in the relevant pricing supplement.

Interest Payments

Your notes may bear interest only if so specified in the relevant pricing supplement. If specified in the relevant pricing supplement, interest will accrue on the principal amount of your notes and will be calculated and paid as described in the relevant pricing supplement and the interest rate and the interest payment date or dates will be those specified in the relevant pricing supplement. The regular record date for each interest payment date will be the business day immediately preceding such interest payment date, unless otherwise specified in the relevant pricing supplement. If the maturity date does not occur on the stated maturity date specified in the relevant pricing supplement, however, the interest payment date scheduled for that date will instead occur on the postponed maturity date. No interest will accrue from and including the originally scheduled stated maturity date to and including the postponed maturity date, if the maturity date is so postponed. Payments designated as coupons, which will be conditional, will not be interest and will not accrue.

If an optional early redemption or automatic call occurs with respect to your notes and your notes bear interest, no interest will accrue from and including the redemption settlement date or call settlement date, as applicable, and any accrued and unpaid interest will be paid on the redemption settlement date or call settlement date, as applicable. In addition, if a redemption settlement date or call settlement date that would otherwise be on the originally scheduled stated maturity date is postponed as described under "—*Early Redemption and Automatic Call*" above and "—*Market Disruption Events*" below, the interest payment date scheduled for that date will instead occur on the postponed maturity date. No interest will accrue from and including the originally scheduled stated maturity date to and including the postponed redemption settlement date or call settlement date, as applicable, if the redemption settlement date or call settlement date, as applicable, is so postponed.

Contingent Coupons

If contingent coupons are applicable to your notes, the relevant pricing supplement will specify the contingent coupon rate and the coupon observation dates on which, unless otherwise specified in the relevant pricing supplement, if the closing value of the reference asset is equal to or greater than the specified contingent coupon barrier, then the contingent coupon will be paid on the applicable contingent coupon payment date. Unless otherwise specified in the relevant pricing supplement, if the closing value of the reference asset is below the specified contingent coupon barrier on the applicable coupon observation date, then no contingent coupon will be paid with respect to that coupon observation date. Contingent coupons are not interest and do not accrue.

The regular record date for each contingent coupon payment date will be the business day immediately preceding such contingent coupon payment date, unless otherwise specified in the relevant pricing supplement.

Fixed Coupons

If fixed coupons are applicable to your notes, the relevant pricing supplement will specify the fixed coupon rate and the applicable fixed coupon payment dates. A payment of a fixed coupon may be made on an applicable fixed coupon payment date regardless of the performance of the reference asset. Unless otherwise specified in the relevant pricing supplement, any fixed coupon payment will not accrue and will not be interest.

The regular record date for each fixed coupon payment date will be the business day immediately preceding such fixed coupon payment date, unless otherwise specified in the relevant pricing supplement.

Monitoring

The relevant pricing supplement will specify whether closing value monitoring, continuous monitoring or another monitoring type will apply for purposes of determining whether a participation trigger, knock-out or other event (such as whether a contingent coupon barrier or a call barrier has been breached) has occurred. The relevant pricing supplement will also disclose coupon observation dates applicable to whether a contingent coupon will be payable. Unless otherwise specified in the relevant pricing supplement, if closing value monitoring is applicable, for purposes of determining whether a participation trigger, knock-out or other event has occurred the reference asset performance will be calculated based on the closing value of the reference asset or each basket component, as applicable, on each trading day during the monitoring period. Unless otherwise specified in the relevant pricing supplement, if continuous monitoring is applicable, for purposes of determining whether a participation trigger, knock-out or other event has occurred the reference asset performance will be calculated based on the trading value of the reference asset or each basket component, as applicable, during trading hours on each trading day during the monitoring period.

Except as described in the immediately preceding paragraph, the final value of the reference asset and the reference asset performance, or whether a contingent coupon will be payable, will be calculated based on the closing value of the reference asset or each basket component, as applicable, unless otherwise specified in the relevant pricing supplement.

Market Disruption Events

Final Valuation Date; Averaging Observation Date; Observation Dates (which include Coupon Observation Dates); Call Observation Date. Unless otherwise specified in the relevant pricing supplement, if the calculation agent determines that a market disruption event with respect to the reference asset or a basket component, as applicable, occurs or is continuing on a day that would otherwise be the final valuation date, an averaging observation date, an observation date (which includes a coupon observation date) or a call observation date, or that such day is not a trading day, the closing value of the reference asset or such basket component, as applicable, for such day will be the closing value of the reference asset or such basket component on the first following trading day on which the calculation agent determines that no market disruption event with respect to the reference asset or such basket component, as applicable, occurs or is continuing. In no event, however, will the final valuation date, an averaging observation date, observation date or call observation date be postponed by more than eight scheduled trading days.

If the final valuation date, an averaging observation date, observation date or a call observation date is postponed to the last possible day, and the calculation agent determines that a market disruption event occurs or is continuing on such last possible day, or that such day is not a trading day, such day will nevertheless be the final valuation date, averaging observation date, observation date or call observation date, as applicable, and the closing value of the reference asset or the basket component, as applicable, will be determined (or, if not determinable, estimated by the calculation agent in a manner which it, in its sole discretion, considers commercially reasonable under the circumstances) by the calculation agent on that eighth scheduled trading day, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a commercially reasonable estimate in its sole discretion of the closing value of the reference asset or such basket component that would have prevailed in the absence of the market disruption event or non-trading day.

The postponement of one averaging observation date or observation date will not, of itself, result in the postponement of subsequent averaging observation dates or observation dates. Accordingly, in the event that an averaging observation date or observation date is postponed as described above, it is possible that more than one averaging observation date or observation date could occur simultaneously on the same day.

Unless otherwise specified in the relevant pricing supplement, in the event that the final valuation date is postponed as described above (including with respect to any basket component), the maturity date will also be postponed such that the maturity date is three scheduled trading days following the postponed final valuation date, unless that date is not a business day, in which case the maturity date will be the next following business day. In such a case, you may not receive the cash settlement amount, if any, the interest payment or contingent coupon, if any, that we are obligated to deliver on the maturity date until several days after the originally scheduled stated maturity date. If the notes bear interest, no interest will accrue from and including the originally scheduled stated maturity date to and including the postponed maturity date.

Participation Trigger Monitoring Period. Unless otherwise specified in the relevant pricing supplement, if the calculation agent determines that a market disruption event with respect to the reference asset or a basket component, as applicable, occurs or is continuing on any scheduled trading day during the participation trigger monitoring period, the closing value or trading value, as applicable, of the reference asset or such basket component, as applicable, for such day will be the closing value or trading value, as applicable, of the reference asset or such basket component on the first following trading day on which the calculation agent determines that no market disruption event with respect to the reference asset or such basket component, as applicable, occurs or is continuing. If the calculation agent determines that a market disruption event with respect to the reference asset or a basket component, as applicable, occurs or is continuing on each scheduled trading day to and including the eighth scheduled trading day following such originally scheduled trading day, the closing value or trading value, as applicable, of the reference asset or such basket component, as applicable, for such day will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that eighth scheduled trading day, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a commercially reasonable estimate in its sole discretion of the closing value or trading value, as applicable, of the reference asset or such basket component, as applicable, that would have prevailed in the absence of the market disruption event.

For notes linked to a reference asset that is a basket, postponement of any date as a result of a market disruption event with respect to one basket component will not, of itself, result in the postponement of such date for the remaining unaffected basket components.

A market disruption event means any event, circumstance or cause which we determine, and the calculation agent confirms, has or will have a material adverse effect on our ability to perform our obligations under the notes or to hedge our position in respect of our obligations to make payment of amounts owing thereunder and more specifically includes the events described in the following three subsections. A market disruption event with respect to one or more basket components will not, by itself, constitute a market disruption event for the remaining unaffected basket components.

Reference Assets Consisting of an Equity Security

Unless otherwise specified in the relevant pricing supplement, any of the following will be a market disruption event with respect to any equity security that is the reference asset or a basket component:

- a suspension, absence or material limitation of trading in such equity security or, in the case of a reference asset that is an ADS, the related foreign stock, on its primary market for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

- a suspension, absence or material limitation of trading in options or futures contracts relating to such equity security or, in the case of a reference asset that is an ADS, the related foreign stock, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

- any other event, if the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described under "*Use of Proceeds and Hedging*" in this product prospectus supplement.

The following events will not be market disruption events with respect to any equity security that is the reference asset or a basket component:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

- a decision to permanently discontinue trading in the options or futures contracts relating to such equity security or foreign stock.

Reference Assets Consisting of an Index

Unless otherwise specified in the relevant pricing supplement, any of the following will be a market disruption event with respect to any index that is the reference asset or a basket component:

- a suspension, absence or material limitation of trading in the underlying securities of such index constituting 20% or more, by weight, of the applicable index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in the relevant equity market or markets, as determined by the calculation agent in its sole discretion;

- a suspension, absence or material limitation of trading in options or futures contracts relating to such index or to underlying securities constituting 20% or more, by weight, of such index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

- underlying securities constituting 20% or more, by weight, of such index, or options or futures contracts relating to such index or to underlying securities constituting 20% or more, by weight, of such index, if available, do not trade on what were the respective primary markets for those underlying securities or contracts, as determined by the calculation agent in its sole discretion; or

- any other event, if the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described under "*Use of Proceeds and Hedging*" in this product prospectus supplement.

The following events will not be market disruption events with respect to any index that is the reference asset or a basket component:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

- a decision to permanently discontinue trading in the options or futures contracts relating to such index or any underlying security.

Reference Assets Consisting of a Share of an ETF

Unless otherwise specified in the relevant pricing supplement, any of the following will be a market disruption event with respect to any share of an ETF that is a reference asset or basket component:

- a suspension, absence or material limitation of trading in such share on its primary market for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

- a suspension, absence or material limitation of trading in options or futures contracts relating to such share, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

- such share does not trade on what was the primary market for that share, as determined by the calculation agent in its sole discretion; or

- any other event, if the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described under "*Use of Proceeds and Hedging*" in this product prospectus supplement.

The following events will not be market disruption events with respect to any share of an ETF that is the reference asset or a basket component:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

- a decision to permanently discontinue trading in the options or futures contracts relating to such share.

Anti-Dilution Adjustments

Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security

For any offering of the notes linked to a reference asset or basket component that is an equity security, the initial value of the reference asset, or of any basket component, as applicable, is subject to adjustments by the calculation agent as a result of the dilution and reorganization events described in this section. The adjustments described below do not cover all events that could affect the value of the notes. See "*Additional Risk Factors Specific to the Notes—If Your Notes Are Linked to an Equity Security or a Share of an ETF, You Will Have Limited Anti-Dilution Protection*" in this product prospectus supplement.

How Adjustments Will Be Made

If one of the events described below occurs with respect to an offering of the notes and the calculation agent determines that the event has a dilutive or concentrative effect on the theoretical value of the reference asset, the calculation agent will calculate such corresponding adjustment or series of adjustments to the initial value of the reference asset as the calculation agent determines appropriate to account for that dilutive or concentrative effect. For example, if the reference asset consists of a single equity security and an adjustment is required because of a two-for-one stock split, then the initial value of the reference asset will be halved. The calculation agent will also determine the effective date(s) of any adjustment or series of adjustments it chooses to make and the replacement of the reference asset, if applicable, in the event of a consolidation or merger of the issuer of the reference asset with another entity. Upon making any such adjustment, the calculation agent will give notice as soon as practicable to the trustee, stating the corresponding adjustments to the initial value of the reference asset.

If more than one event requiring an adjustment occurs, the calculation agent will make an adjustment for each event in the order in which the events occur and on a cumulative basis. Thus, the calculation agent will adjust the initial value of the reference asset for the first event, then adjust the adjusted initial value of the reference asset for the second event, and so on for any subsequent events.

No such adjustments will be made unless such adjustments, in the aggregate, would result in a change of at least 0.1% in the initial value of the reference asset.

If your notes are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the relevant pricing supplement, the dividend paid by the issuer of the foreign stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

For purposes of the anti-dilution adjustments, if an ADS is the reference asset, the calculation agent will consider the effect of the relevant event on the holders of the ADS. For instance, if a holder of the ADS receives an extraordinary dividend, the provisions below would apply to the ADS. On the other hand, if a spin-off occurs, and the ADS represents both the spun off security as well as the existing foreign stock, the calculation agent may determine not to effect anti-dilution adjustments. More particularly, if an ADS is the reference asset, no adjustment will be made (1) if holders of ADSs are not eligible to participate in any of the events requiring anti-dilution adjustments described below or (2) to the extent that the calculation agent determines that the issuer or the depositary for the ADSs has adjusted the number of shares of foreign stock represented by each ADS so that the theoretical value of the ADSs should not be affected by the corporate event in question.

If the issuer or the depository for the ADSs, in the absence of any of the events described below, elects to adjust the number of shares of foreign stock represented by each ADS, then the calculation agent may make an anti-dilution adjustment to reflect such change. The depository for the ADSs may also have the ability to make adjustments in respect of the ADS for share distributions, rights distributions, cash distributions and distributions other than shares, rights and cash. Upon any such adjustment by the depository, the calculation agent may adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event.

The calculation agent will make all determinations with respect to anti-dilution adjustments affecting a particular offering of the notes, including any determination as to whether an event requiring adjustments has occurred (including whether an event has a dilutive or concentrative effect on the theoretical value of the reference asset), as to the nature of the adjustments required and how they will be made or as to the value of any property distributed in a reorganization event with respect to those notes.

The following events are those that may require anti-dilution adjustments in the calculation agent's sole discretion:

- a subdivision, consolidation or reclassification of the reference asset or a free distribution or dividend of shares of the reference asset to existing holders of the reference asset by way of a bonus, capitalization or similar issue;

- a distribution or dividend to existing holders of the reference asset of:

  - additional shares of the reference asset as described under "—*Stock Dividends*" below,

  - other share capital or securities granting the right to payment of dividends and/or proceeds of liquidation of the respective reference asset issuer equally or proportionately with such payments to holders of the reference asset, or

- any other type of securities, rights or warrants in any case that permit the holder thereof to subscribe for or purchase any asset or property (including the reference asset) at less than the prevailing closing price as determined by the calculation agent in its sole discretion;

- the declaration by the respective reference asset issuer of an extraordinary or special dividend or other distribution, whether in cash or additional shares of the reference asset or other assets;

- a repurchase by the respective reference asset issuer of its equity, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

- a consolidation of the respective reference asset issuer with another company or merger of the respective reference asset issuer with another company; and

- any other similar event that may have a dilutive or concentrative effect on the theoretical value of the reference asset.

Stock Splits and Reverse Stock Splits

A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share is worth less as a result of a stock split. A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share is worth more as a result of a reverse stock split.

If the reference asset is subject to a stock split or a reverse stock split, then the initial value of the reference asset will be adjusted by dividing the prior initial value of the reference asset by the number of shares that a holder of one share of the reference asset before the effective date of that stock split or reverse stock split, as applicable, would have owned immediately following the applicable effective date.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share is worth less as a result of a stock dividend.

If the reference asset is subject to a stock dividend payable in shares of the reference asset, then the initial value of the reference asset will be adjusted by dividing the prior initial value of the reference asset by the *sum* of one *plus* the number of additional shares issued in the stock dividend with respect to one share of the reference asset.

Other Dividends and Distributions

The initial value of the reference asset for a particular offering of the notes will not be adjusted to reflect dividends or other distributions paid with respect to the reference asset, other than:

- stock dividends described under "—*Stock Dividends*" above;

- issuances of transferable rights and warrants as described under "—*Transferable Rights and Warrants*" below;

- distributions that are spin-off events described under "—*Reorganization Events*" below; and

- extraordinary cash dividends as described below.

For any offering of the notes, a dividend or other distribution with respect to the reference asset will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the reference asset by an amount equal to at least 10% of the closing price of the reference asset on the trading day before the ex-dividend date. Accordingly, it is not expected that anti-dilution adjustments will be made to the initial value of the reference asset in the case of stock dividends payable in shares of the reference asset that are in lieu of or ordinary cash dividends payable with respect to shares of the reference asset. The ex-dividend date for any dividend or other distribution is the first day on which the reference asset trades without the right to receive that dividend or distribution.

If an extraordinary dividend, as described above, occurs with respect to the reference asset and is payable in cash, then the initial value of the reference asset will be adjusted by dividing the prior initial value of the reference asset by the ratio of the closing price of the reference asset on the trading day before the ex-dividend date to the amount by which that closing price exceeds the extraordinary cash dividend amount.

The extraordinary cash dividend amount with respect to an extraordinary dividend for the reference asset equals:

- for an extraordinary cash dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary cash dividend per share of reference asset minus the amount per share of reference asset of the immediately preceding dividend, if any, that was not an extraordinary dividend for the reference asset; or

- for an extraordinary cash dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary cash dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution payable to the holders of the reference asset that is both an extraordinary dividend and payable in the reference asset, or an issuance of rights or warrants with respect to the reference asset that is also an extraordinary dividend, will result in adjustments to the initial value of the reference asset, as described under "—*Stock Dividends*" above or "—*Transferable Rights and Warrants*" below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the respective reference asset issuer issues transferable rights or warrants to all holders of the reference asset to subscribe for or purchase any asset or property (including the reference asset) at an exercise price per share that is less than the closing price of such reference asset on the trading day before the ex-dividend date for such issuance, then the initial value of the reference asset will be adjusted by dividing the prior initial value of the reference asset by the ratio of:

- the number of shares of the reference asset outstanding at the close of business on the business day before that ex-dividend date *plus* the number of additional shares of the reference asset offered for subscription or purchase under those transferable rights or warrants, to

- the number of shares of the reference asset outstanding at the close of business on the business day before that ex-dividend date *plus* (1) the total number of additional shares of the reference asset offered for subscription or purchase under the transferable rights or warrants *times* (2) the exercise price of those transferable rights or warrants divided by the closing price on the business day before that ex-dividend date.

Reorganization Events

For any offering of the notes in which the reference asset is an equity security, each of the following may be determined by the calculation agent to be a "reorganization event":

- the reference asset is reclassified or changed;

- the issuer of the reference asset has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all outstanding shares of the reference asset are exchanged for or converted into other property;

- a statutory share exchange involving outstanding shares of the reference asset and the securities of another entity occurs, other than as part of an event described above;

- the issuer of the reference asset sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

- the issuer of the reference asset effects a spin-off, that is, issues to all holders of the reference asset equity securities of another issuer, other than as part of an event described above; or

- the issuer of the reference asset is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or another entity completes a tender or exchange offer for all the outstanding shares of the reference asset.

In this product prospectus supplement, references to the calculation agent adjusting the initial value of the reference asset in respect of a dilution event or a reorganization event mean that the calculation agent may adjust the initial value of the reference asset for that offering of the notes in the manner described in this subsection. If a reorganization event occurs, the distribution property (which may include securities issued by a non-U.S. company and quoted and traded in a foreign currency) distributed in, or as a result of, the event will be substituted for the reference asset as described below. Consequently, in this product prospectus supplement, references to the reference asset, where applicable, mean any distribution property that is distributed in a reorganization event and comprises the adjusted reference asset for the particular offering of the notes. Similarly, references to the issuer of the reference asset include any surviving or successor entity in a reorganization event affecting that issuer.

If a reorganization event occurs with respect to an offering of the notes, then the determination of the closing value or trading value, as applicable, on any day (including the final valuation date) for all purposes will be made by the calculation agent based upon the amount, type and value of property or properties, if any—whether cash, securities, other property or a combination thereof—that a hypothetical prior holder of the reference asset would have been entitled to receive in, or as a result of, the reorganization event. We refer to this new property as the "distribution property." Distribution property may consist of securities issued by a non-U.S. company and quoted and traded in a foreign currency. Accordingly, in such circumstances, the cash settlement amount, if any, you will be paid at maturity will be based upon the value of such distribution property, if any, as determined by the calculation agent. No interest will accrue on any distribution property.

For the purpose of making an adjustment required by a reorganization event, the calculation agent will determine the value of each type of distribution property, if any. For any distribution property consisting of a security (including a security issued by a non-U.S. company or quoted and traded in a foreign currency), the calculation agent will use the trading price or closing price, as applicable, of the security on the relevant date. The calculation agent may value other types of property in any manner it determines to be appropriate. If a holder of the reference asset may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder of the reference asset that makes no election, as determined by the calculation agent.

If a reorganization event occurs with respect to the reference asset and the calculation agent adjusts the reference asset for an offering of the notes to consist of the distribution property in the event as described above (with corresponding adjustments to the initial value of the reference asset), the calculation agent will make further anti-dilution adjustments for any later events that affect the distribution property, or any component of the distribution property, constituting the new reference asset for that offering of the notes (with corresponding adjustments to the initial value of the reference asset). The calculation agent will do so to the same extent that it would make adjustments if the reference asset was outstanding and was affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the reference asset, the required adjustment will be made with respect to that component, as if it alone were the value of the reference asset (with corresponding adjustments to the initial value of the reference asset).

For example, if the respective issuer of the reference asset merges into another company and each share of common stock that is the reference asset is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the value of the reference asset in that particular offering will be adjusted to reflect the value of the two common shares of the surviving company and the specified amount of cash. Corresponding adjustments will be made to the initial value of the reference asset. The calculation agent will adjust the common share component of the new value of the reference asset in the particular offering to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this section entitled "—*Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security*," as if the common shares were issued by the issuer of the reference asset (with corresponding adjustments to the initial value of the reference asset). In that event, the cash component will not be adjusted but will continue to be a component of the value of the reference asset for that particular offering (with no interest adjustment).

The calculation agent will be solely responsible for determination and calculation of the distribution property, if any, if a reorganization event occurs and any amounts due upon maturity of the notes, including the determination of the cash value of any distribution property.

If the distribution property consists of one or more securities issued by a non-U.S. company and quoted and traded in a foreign currency (the "non-U.S. securities"), then for all purposes, including the determination of the value of the distribution property (which may be affected by the closing price of the non-U.S. securities) at any time, whether observed using closing value monitoring or continuous monitoring, as the case may be, the trading price and closing price, as applicable, of such non-U.S. securities will be converted to U.S. dollars as of the relevant date using the applicable exchange rate as described below, unless otherwise specified in the relevant pricing supplement.

On any date, the applicable exchange rate will be the WM/Reuters Closing spot rate of the local currency of such securities relative to the U.S. dollar as published by Thomson Reuters PLC ("Reuters") on the relevant page for such rate, or Bloomberg page WMCO, in each case at approximately 4:15 P.M., London time, for such date. However, if such rate is not displayed on the relevant Reuters page or Bloomberg page WMCO on any date, the applicable exchange rate on such day will be equal to the average (mean) of the bid quotations in New York City solicited and received by the calculation agent at approximately 3:00 P.M., New York City time, on such date, from as many recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation), but not exceeding three, as will make such bid quotations available to the calculation agent for the purchase of the applicable foreign currency for U.S. dollars for settlement on the final valuation date in the aggregate amount of the applicable foreign currency payable to holders of the notes. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the exchange rate.

Each time the calculation agent adjusts the reference asset in connection with a reorganization event as described above, the calculation agent will also make corresponding adjustments to the initial value of the reference asset to offset any change in your economic position as a holder of the notes that results from such an event.

Anti-Dilution Adjustments for Reference Assets Consisting of a Share of an ETF

For any note linked to a reference asset that consists of one or more shares of an ETF, the calculation agent will have discretion to adjust the initial value of the reference asset if certain events occur. ETFs are registered investment companies that are eligible for trading on the exchanges on which they are listed. Generally, ETFs (other than commodities-based ETFs) are subject to regulation under the Investment Company Act of 1940, as amended, and are restricted in their activities and have dividend requirements. In the event that any event other than a delisting or withdrawal from the relevant exchange (the consequences of which are discussed under *"—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset—Reference Assets Consisting of a Share of an ETF"* below) occurs with respect to a share of an ETF that is a reference asset, the calculation agent will determine in its discretion whether and to what extent an adjustment should be made to the initial value of such reference asset in respect of such event. The calculation agent shall have no obligation to make an adjustment for any such event.

Anti-Dilution Adjustments for Reference Assets Consisting of a Basket

For any note for which the reference asset is a basket, each basket component will be subject to adjustment for the dilution and reorganization events described above in this section entitled "*—Anti-Dilution Adjustments.*" In the event a dilution or reorganization event occurs with respect to a basket component, such basket component will be adjusted as if it were the reference asset, as described above in this section entitled "*—Anti-Dilution Adjustments.*" Once the basket component has been adjusted as described above, the calculation agent will make such adjustments as, in the judgment of the calculation agent, may be necessary in order to arrive at a basket comparable to the original basket (including, without limitation, changing the component weights of the basket components and the initial value of each basket component), and will calculate the closing value or trading value, as applicable and the reference asset performance on any day (including the final valuation date) based on the adjusted basket.

Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset

Reference Assets Consisting of Shares of a Common Stock

If shares of a common stock that are the reference asset (such common stock, an "original common stock") are delisted or trading of such shares is suspended on the primary exchange for such shares other than as a result of a reorganization event as described under *"—Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events"* above, and such shares are immediately re-listed or approved for trading on a successor exchange which is a national securities exchange, then shares of such original common stock will continue to be deemed the reference asset.

If shares of an original common stock are delisted or trading of such shares is suspended on the primary exchange for such shares, and such shares are not immediately re-listed or approved for trading on a successor exchange which is a national securities exchange, then we will have the right, but not the obligation, to call the notes for redemption on the third business day following the last scheduled trading day for such original common stock on which they are scheduled to trade on such primary exchange; *provided* that, if public notice of such delisting is not provided at least five business days prior to such last scheduled trading day, we may in our reasonable judgment specify a date later than such third business day as the date of redemption. If we elect to exercise such call right, we will provide to the trustee, and either we or the trustee (at our request) will provide to holders of the notes (which shall be DTC for so long as the notes are held in book-entry form), at least five business days' notice of our election.

If we exercise this call right, we will redeem each note for an amount in cash equal to the amount to be received on the stated maturity date, calculated as though the last valid trading day (as defined below) were the valuation date (or the final valuation date, if there is more than one valuation date). For purposes of the immediately preceding sentence, if the applicable pricing supplement specifies that the notes will pay a coupon, your final coupon payment will reflect the portion of the coupon that has accrued from and including the immediately preceding coupon payment date on which a coupon payment was made (if required) (or the original issue date, if there is no such coupon payment date) to but excluding the date of redemption.

The "last valid trading day" means the last scheduled trading day for the applicable original common stock on which they are scheduled to trade on their primary exchange; *provided* that, if the closing price of any original common stock is not available or a market disruption event occurs with respect to the applicable original common stock on such last scheduled trading day, the calculation agent may, but is not required to, deem the last valid trading day with respect to the affected original common stock to be the first scheduled trading day for such original common stock preceding such last scheduled trading day on which such closing price was available and a market disruption event did not occur with respect to such original common stock.

If shares of an original common stock are delisted or trading of such shares is suspended on the primary exchange for such shares, and such shares are not immediately re-listed or approved for trading on a successor exchange which is a national securities exchange and we do not exercise our right to call the notes pursuant to the immediately preceding paragraphs, then the calculation agent may, but is not required to, select a substitute common stock. A "substitute common stock" will be the common stock, which is listed or approved for trading on a major U.S. exchange or market, of a company that (i) satisfies all regulatory standards applicable to equity-linked securities at the time of such selection, (ii) is not subject to a hedging restriction and (iii) is the most comparable to the issuer of the original common stock as determined by the calculation agent based upon various criteria including but not limited to market capitalization, stock price volatility and dividend yield (the "substitute selection criteria"). A company is subject to a "hedging restriction" if we or any of our affiliates are subject to a trading restriction under our or any of our affiliates' trading restriction policies that would materially limit our or any of our affiliates' ability to hedge the notes with respect to the common stock or ADSs of such company. Shares of the substitute common stock will be deemed to be the reference asset and the calculation agent will determine the closing value or trading value, as applicable, of the reference asset on any date (including the determination of the final value of the reference asset) by reference to shares of the substitute common stock and adjust the initial value of the reference asset for such situation.

If a substitute common stock is a security issued by a non-U.S. company, unless otherwise specified in the relevant pricing supplement, to the extent that a cash settlement amount, calculated pursuant to the relevant pricing supplement, is due at maturity, we will pay the cash settlement amount in U.S. dollars. On any date, the applicable exchange rate will be the WM/Reuters Closing spot rate of the local currency of the shares of such substitute common stock relative to the U.S. dollar as published by Reuters on the relevant page for such rate, or Bloomberg page WMCO, in each case at approximately 4:15 P.M., London time, for such date. However, if such rate is not displayed on the relevant Reuters page or Bloomberg page WMCO on any date, the applicable exchange rate on such day will be equal to the average (mean) of the bid quotations in New York City solicited and received by the calculation agent at approximately 3:00 P.M., New York City time, on such date, from as many recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation), but not exceeding three, as will make such bid quotations available to the calculation agent for the purchase of the applicable foreign currency for U.S. dollars for settlement on the final valuation date in the aggregate amount of the applicable foreign currency payable to holders of the notes. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the exchange rate.

Reference Assets Consisting of an ADS

If, other than as a result of a reorganization event as described under *"—Anti-Dilution Adjustments—Anti-Dilution Adjustments for Reference Assets Consisting of an Equity Security—Reorganization Events"* above, an ADS that is the reference asset ("original ADS") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or if the ADS facility between the issuer of the foreign stock and the ADS depositary is terminated for any reason, then, on and after the date the original ADS is no longer so listed or admitted to trading or the date of such termination, as applicable (the "change date"), then we will have the right, but not the obligation, to call the notes for redemption on the third business day following the last scheduled trading day for such original ADS on which they are scheduled to trade on such primary exchange; *provided* that, if public notice of such delisting is not provided at least five business days prior to such last scheduled trading day, we may in our reasonable judgment specify a date later than such third business day as the date of redemption. If we elect to exercise such call right, we will provide to the trustee, and either we or the trustee (at our request) will provide to holders of the notes (which shall be DTC for so long as the notes are held in book-entry form), at least five business days' notice of our election.

If we exercise this call right, we will redeem each note for an amount in cash equal to the amount to be received on the stated maturity date, calculated as though the last valid trading day (as defined below) were the valuation date (or the final valuation date, if there is more than one valuation date). For purposes of the immediately preceding sentence, if the applicable pricing supplement specifies that the notes will pay a coupon, your final coupon payment will reflect the portion of the coupon that has accrued from and including the immediately preceding coupon payment date on which a coupon payment was made (if required) (or the original issue date, if there is no such coupon payment date) to but excluding the date of redemption.

The "last valid trading day" means the last scheduled trading day for the applicable original ADS on which they are scheduled to trade on their primary exchange; *provided* that, if the closing price of any original ADS is not available or a market disruption event occurs with respect to the applicable original ADS on such last scheduled trading day, the calculation agent may, but is not required to, deem the last valid trading day with respect to the affected original ADS to be the first scheduled trading day for such original ADS preceding such last scheduled trading day on which such closing price was available and a market disruption event did not occur with respect to such original ADS.

If the original ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or if the ADS facility between the issuer of the foreign stock and the ADS depositary is terminated for any reason and we do not exercise our right to call the notes pursuant to the immediately preceding paragraphs, then, on and after the change date, the calculation agent will determine whether it will select a substitute ADS or whether the foreign stock underlying the original ADS will be deemed to be the reference asset. If the foreign stock is selected by the calculation agent, then the initial value of the reference asset will be adjusted by dividing the prior initial value of the reference asset by the number of shares of the foreign stock represented by a single original ADS. On and after the change date if the foreign stock is selected, for all purposes, including the determination of the trading value or closing value, as applicable, of the reference asset on any date, including the final valuation date, the trading value or closing value of the foreign stock will be converted to U.S. dollars using the applicable exchange rate as described below, unless otherwise specified in the relevant pricing supplement.

If the calculation agent selects a "substitute ADS," such substitute ADS will be an ADS that is listed or approved for trading on a major U.S. exchange or market, of a company that (i) satisfies all regulatory standards applicable to equity-linked securities at the time of such selection, (ii) is not subject to a hedging restriction and (iii) is the most comparable to the issuer of the original ADS as determined by the calculation agent based upon various criteria including but not limited to market capitalization, jurisdiction of organization, stock price volatility and dividend yield (the "substitute ADS selection criteria"). A company is subject to a "hedging restriction" if we or any of our affiliates are subject to a trading restriction under our or any of our affiliates' trading restriction policies that would materially limit our or any of our affiliates' ability to hedge the notes with respect to the ADSs of such company. The substitute ADS will be deemed to be the reference asset and the calculation agent will determine the closing value or trading value, as applicable, of the reference asset on any date (including the determination of the final value of the reference asset) by reference to the substitute ADS and adjust the initial value of the reference asset for such situation.

In any such case, unless otherwise specified in the relevant pricing supplement, to the extent that a cash settlement amount is, pursuant to the relevant pricing supplement, otherwise due at maturity, we will pay the cash settlement amount in U.S. dollars. On any date, the applicable exchange rate will be the WM/Reuters Closing spot rate of the local currency of the foreign stock relative to the U.S. dollar as published by Reuters on the relevant page for such rate, or Bloomberg page WMCO, in each case at approximately 4:15 P.M., London time, for such date. However, if such rate is not displayed on the relevant Reuters page or Bloomberg page WMCO on any date, the applicable exchange rate on such day will be equal to the average (mean) of the bid quotations in New York City solicited and received by the calculation agent at approximately 3:00 P.M., New York City time, on such date, from as many recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation), but not exceeding three, as will make such bid quotations available to the calculation agent for the purchase of the applicable foreign currency for U.S. dollars for settlement on the final valuation date in the aggregate amount of the applicable foreign currency payable to holders of the notes. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the exchange rate.

Reference Assets Consisting of an Index

If the index sponsor of an index that is the reference asset ("original index") discontinues publication of or otherwise fails to publish any index comprising a part of the reference asset and that index sponsor or another entity publishes a successor index that the calculation agent determines to be comparable to the discontinued index (that index being referred to in this section as a "successor index"), then such successor index shall be deemed to be the reference asset.

If the index sponsor of an original index discontinues publication of or otherwise fails to publish any index comprising a part of the reference asset and that index sponsor or another entity fails to publish a successor index, then the calculation agent may select a substitute index. A "substitute index" will be an index that has substantially the same underlying securities or similar types (in the calculation agent's sole discretion) of underlying securities as the original index and is the most comparable to the original index, in each case as determined by the calculation agent based upon criteria it selects in its sole discretion, which may include (but the calculation agent shall not be required to include) aggregate market capitalization and price volatility. The substitute index will be deemed to be the reference asset and the calculation agent will determine the closing value or trading value, as applicable, of the reference asset on any date (including the determination of the final value of the reference asset) by reference to the substitute index and adjust the initial value of the reference asset for such substitute index.

If the calculation agent determines that no successor index or substitute index comparable to the original index exists, then the calculation agent will determine the value to be used for the level of the index. The value to be used for the level of the index will be computed by the calculation agent in the same general manner previously used by the applicable index sponsor and will reflect the methodology of that index through the trading day on which that index was last in effect preceding the date of discontinuance. In that case, the calculation agent will treat any business day on which the primary exchange for futures or options contracts relating to the underlying securities of the affected index is open for trading as a trading day for that index for purposes of the determination of the level of the index. In that event, the calculation agent will provide written notice to the trustee of these calculations and adjustments, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

If at any time an index that is the reference asset is, or the underlying securities of an index that is the reference asset are, changed in a material respect, or if the index in any other way is modified so that the level of the index does not, in the opinion of the calculation agent, fairly represent the level of the index had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as may be necessary in order to arrive at a level of the index comparable to the index serving as the reference asset, as if those changes or modifications had not been made and determine the trading level of the reference asset or the closing level of the reference asset, as applicable, by reference to the level of the index, as adjusted. Accordingly, if the index is modified in a way that the level of the index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the level in order to arrive at a level of the index as if it had not been modified. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Reference Assets Consisting of a Share of an ETF

If shares of an ETF, one of which is the reference asset (such ETF, an "original ETF"), are delisted or trading of such shares is suspended on the primary exchange for such shares, and such shares are immediately re-listed or approved for trading on a successor exchange which is a national securities exchange, then such shares will continue to be deemed the reference asset.

If shares of an original ETF are delisted or trading of such shares is suspended on the primary exchange for such shares, and such shares are not immediately re-listed or approved for trading on a successor exchange which is a national securities exchange, then the calculation agent may select a share of a substitute ETF. A "substitute ETF" will be that exchange traded fund, which is listed or approved for trading on a major U.S. exchange or market, and that (i) satisfies all regulatory standards applicable to equity-linked securities at the time of such selection, (ii) has the same underlying index or component securities, as the case may be, as the original ETF and (iii) is the most comparable to the original ETF as determined by the calculation agent based upon various criteria including but not limited to market capitalization, price volatility and dividend yield. A share of the substitute ETF will be deemed to be the reference asset and the calculation agent will determine the closing value or trading value, as applicable, of the reference asset on any date (including the determination of the final value of the reference asset) by reference to a share of the substitute ETF and adjust the initial value of the reference asset for such situation.

If the calculation agent determines that no substitute ETF comparable to the original ETF exists, then the calculation agent will deem the closing price of shares of the original ETF on the trading day immediately prior to their delisting or suspension to be the trading price and the closing price, as applicable, of shares of the original ETF on every remaining trading day to, and including, the final valuation date.

If at any time the underlying index of an ETF that is not actively managed a share of which is the reference asset is changed in a material respect, or if an ETF in any other way is modified so that the price of its shares does not, in the opinion of the calculation agent, fairly represent the price of a share of such ETF had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as may be necessary in order to arrive at a price of a share of an ETF comparable to the share of such ETF serving as the reference asset, as if those changes or modifications had not been made, and determine the trading price of the reference asset or the closing price of the reference asset, as applicable, by reference to the price of the share of such ETF, as adjusted. Accordingly, if the ETF is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the price in order to arrive at a price of the share of the ETF as if it had not been modified. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Reference Assets Consisting of a Basket

If any shares of common stock or an ETF, ADS, or index serving as a basket component undergoes any of the events described above in this section entitled "—*Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*" (an "affected basket component"), then the calculation agent shall substitute a substitute common stock, a substitute ADS, a successor index or substitute index or a substitute ETF, as the case may be, for such affected basket component, and make any other adjustments as described above in this section entitled "—*Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset*," as if such affected basket component were the reference asset. Following any such substitution or adjustments, the calculation agent will make such calculations and adjustments as, in the judgment of the calculation agent, may be necessary in order to arrive at a basket comparable to the original basket (including without limitation adjusting the component weights of the basket components and the initial value of one or more basket components), and will calculate the closing value or trading value, as applicable, and the reference asset performance on any day (including the final valuation date) with reference to that successor basket (as described below), as adjusted.

In this event, the calculation agent will provide written notice to the trustee of these calculations and adjustments, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

In the event of the adjustment described above, the newly composed basket is referred to in this section as the "successor basket" and will be used as a substitute for the original basket for all purposes.

Default Amount on Acceleration

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described above under the caption "—*Payment of Cash Settlement Amount on the Maturity Date*," calculated as if the date of acceleration were the final valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Role of Calculation Agent

The calculation agent will make all determinations regarding the interest payment or payments, if applicable; fixed coupon payment or payments, if applicable; contingent coupon payment or payments, if applicable; the closing value or trading value of the reference asset (or each basket component, if applicable); the primary or principal market on which the reference asset, its underlying securities, component securities, or basket components, or options related thereto are traded; the final value of the reference asset; the reference asset performance; the cash settlement amount, if any; anti-dilution adjustments; market disruption events; successor reference assets; the maturity date; the final valuation date; averaging observation dates; observation dates; coupon observation dates; business days; trading days; call observation dates; whether an automatic call has occurred; whether a barrier or contingent coupon barrier has been breached; the participation trigger monitoring period; whether a participation trigger has occurred; the amount payable on your notes at maturity or upon an automatic call or optional redemption; the primary markets on which shares and ETFs are traded; and any other determination as applicable or specified in the relevant pricing supplement. In making its determinations in respect of your notes, the calculation agent will consult such sources, including market information resources it typically uses in its business, as it deems relevant to the determination it is making. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Nomura Securities International, Inc., our affiliate, is currently serving as the calculation agent for the notes. Unless otherwise specified in the relevant pricing supplement, Nomura Securities International, Inc. or one of its affiliates will act as the calculation agent for your notes. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days' written notice to us.

Special Calculation Provisions

Business Day

Unless otherwise specified in the relevant pricing supplement, when we refer to a business day with respect to your notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (i) for all notes, in the City of New York or (ii) for notes denominated in a specified currency other than U.S. dollars or euro, in the principal financial center of the country of the specified currency.

If any payment on the notes is scheduled to occur on a day which is not a business day, such payment will be made on the next following business day with no extra payment on account of the delay, unless otherwise set forth in the applicable pricing supplement.

Trading Day

Unless otherwise specified in the relevant pricing supplement, when we refer to a trading day with respect to your notes, we mean:

- with respect to notes linked to a reference asset or basket component that is an equity security or a share of an ETF, a day on which the principal securities market for the reference asset or basket component, as applicable, is open for trading, or

- with respect to notes linked to a reference asset or basket component that is an index, a day on which such index is calculated and published by the applicable index sponsor.

If the reference asset for your notes consists of a single index or equity security or shares of a single ETF, a trading day for your notes will be any day that is a trading day with respect to such reference asset. If the reference asset for your notes is a basket, a trading day for your notes will be any day that is a trading day with respect to each basket component for your notes.

Scheduled Trading Day

Unless otherwise specified in the relevant pricing supplement, when we refer to a scheduled trading day with respect to your notes, we mean:

- with respect to notes linked to a reference asset or basket component that is an equity security or a share of an ETF, a day on which the principal securities market for the reference asset or basket component, as applicable, is scheduled to be open for trading for its regular trading session, or

- with respect to notes linked to a reference asset or basket component that is an index, a day on which such index is scheduled to be calculated and published by the applicable index sponsor in accordance with such index sponsor's published schedule or calendar.

If the reference asset for your notes consists of a single index or equity security or shares of a single ETF, a scheduled trading day for your notes will be any day that is a scheduled trading day with respect to such reference asset. If the reference asset for your notes is a basket, a scheduled trading day for your notes will be any day that is a scheduled trading day with respect to each basket component for your notes.

Closing Price

Unless otherwise specified in the relevant pricing supplement, with respect to any reference asset or basket component that is an equity security or a share of an ETF, the closing price on any day will be equal to the closing sale price or last reported sale price, regular way, for the security or share of the ETF, on a per-share or other unit basis:

- on the principal national securities exchange on which that reference asset or basket component is listed for trading on that day, or

- if that security is, or shares of that ETF are, not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of that reference asset or basket component.

If that reference asset or basket component is not listed or traded as described above, then the closing price for that reference asset or basket component on any day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in that reference asset or basket component selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Trading Price

Unless otherwise specified in the relevant pricing supplement, with respect to any reference asset or basket component that is an equity security or a share of an ETF, the trading price at any time on any day will be the sale price, regular way, for the security or share of the ETF, on a per-share or other unit basis:

- on the principal national securities exchange on which that reference asset or basket component is listed for trading on that day, or

- if that security, or share of that ETF, is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of that reference asset or basket component.

If that reference asset or basket component is not listed or traded as described above, then the trading price for that reference asset on any day will be the average, as determined by the calculation agent, of the bid prices for the reference asset or basket component obtained from as many dealers in that reference asset or basket component selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Closing Level

Unless otherwise specified in the relevant pricing supplement, with respect to any reference asset that is an index, the closing level on any day will be the official closing level of the index or any successor index published by the index sponsor on that day.

Trading Level

Unless otherwise specified in the relevant pricing supplement, with respect to any reference asset that is an index, the trading level on any day will be the official level of the index or any successor index published by the index sponsor as of the relevant time on that trading day.

HYPOTHETICAL EXAMPLES

The relevant pricing supplement may include a table or chart showing a hypothetical cash settlement amount for your notes that will be paid at maturity, based on a range of hypothetical values of the reference asset and on various key assumptions (including whether the notes would be subject to an automatic call or optional early redemption) shown in the relevant pricing supplement.

Any table or chart showing hypothetical amounts will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact of various hypothetical prices or levels of the reference asset on the applicable valuation date, as calculated in the manner described in the relevant pricing supplement and assuming all other variables remained constant. The hypothetical amounts listed in the relevant pricing supplement will be entirely hypothetical. They will be based on hypothetical prices or levels for the reference asset or basket components, as applicable, that may not be achieved on the applicable valuation date, and on assumptions that may prove to be erroneous. Any table, chart or hypothetical example is not a term of the relevant note.

As calculated in the relevant pricing supplement, the hypothetical amounts on your notes at maturity may bear little or no relationship to the actual market value of your notes on that date or at any other time, including any time you might wish to sell your notes. In addition, you should not view the hypothetical amounts as an indication of the possible financial return on an investment in your notes, since the financial return will be affected by various factors, including taxes, that the hypothetical information does not take into account. Moreover, whatever the financial return on your notes might be, it may bear little relation to—and may be much less than—the financial return that you might achieve were you to invest in the reference asset. Among other things, an investment in the reference asset is likely to have tax consequences that are different from an investment in your notes.

We describe various risk factors that may affect the market value of your notes, and the unpredictable nature of that market value, under "*Additional Risk Factors Specific to the Notes*" in this product prospectus supplement.

We cannot predict the value of the reference asset or, therefore, the reference asset performance for your notes or whether your notes would be subject to an automatic call or experience a participation trigger, if applicable. Moreover, the assumptions we make in connection with any hypothetical information in the relevant pricing supplement may not reflect actual events. Consequently, that information may give little or no indication of the amount that will be delivered in respect of your notes at maturity, nor should it be viewed as an indication of the financial return on your notes or of how that return might compare to the financial return on an investment directly in the reference asset.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under "*Use of Proceeds and Hedging*." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In connection with the sale of the notes, our affiliates may enter into hedging transactions involving purchases of the reference asset, basket components, equity securities, shares of an ETF, the underlying securities, foreign stock, or the component securities, as the case may be, or by purchasing futures and/or other derivative instruments linked to the reference asset, basket components, equity securities, an equity index, shares of an ETF, foreign stock, the underlying securities, the underlying index, or the component securities, as the case may be. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the reference asset, basket components, equity securities, an equity index, shares of an ETF, foreign stock, the underlying securities, the underlying index, or the component securities, as the case may be, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes. Our affiliates' hedging activities may result in us or our affiliates receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you.

The hedging activity discussed above may adversely affect the market value of the notes from time to time. See "Additional Risk Factors Specific to the Notes—Our or Our Affiliates' Business Activities May Create Conflicts of Interest," and "—Our or Our Affiliates' Hedging and Trading Activities May Adversely Affect the Market Value of the Notes" in this product prospectus supplement for a discussion of these adverse effects.

REFERENCE ASSET ISSUER OR SPONSOR

In the relevant pricing supplement, if the reference asset or a basket component applicable to your notes is an equity security, we will provide summary information on the business of the reference asset or basket component issuer based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information. If the reference asset or a basket component applicable to your notes is an index or share of an ETF, we will provide certain information about the reference asset in the relevant pricing supplement.

Where Information About the Reference Asset Issuer Can Be Obtained

A reference asset or basket component that is an equity security will be registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission ("SEC") periodically. In addition, registered investment companies that manage exchange-traded funds are required to provide or file periodically certain financial and other information specified by the SEC pursuant to the Exchange Act and the Investment Company Act of 1940, as amended. Information filed by the reference asset or basket component issuer with the SEC electronically is available to the public over the Internet at the SEC's website at http://www.sec.gov. Information filed with the SEC by the reference asset or basket component issuer under the Exchange Act can be located by referencing its SEC file number. In addition, information about the reference asset or basket component issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated information. We make no representation or warranty as to the accuracy or completeness of any such information.

This product prospectus supplement and the relevant pricing supplement relate only to the notes offered by us and do not relate to the reference asset or basket component or other securities of the issuer of the reference asset or basket component. We will derive all disclosures contained in the relevant pricing supplement regarding the reference asset that is an equity security from the publicly available documents described above. Neither we nor the agent have participated in the preparation of such documents or made any due diligence inquiry with respect to the reference asset or any basket component in connection with the offering of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of the reference asset or any basket component that is an equity security (and therefore the initial value of the reference asset or basket component) have been publicly disclosed by the reference asset or basket component issuer. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the reference asset or any basket component by the reference asset or basket component issuer could affect the value you will receive on the maturity date with respect to the notes and therefore the trading prices of the notes.

For notes linked to a reference asset or basket component that is a share of an ETF that is not actively managed, the reference asset or basket component may be an investment fund that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, and with certain variations for timing mismatches, of an underlying index. While ETFs may track the performance of an index, ETFs also trade as securities on stock exchanges.

We and/or our affiliates may presently or from time to time engage in business with the reference asset or basket component issuer or sponsor, the sponsor of the underlying index of an ETF, the share of which is a reference asset or basket component, or the issuers of the component securities of an ETF or the underlying securities of an index that is a reference asset or basket component, as applicable, including extending loans to, or making equity investments in, or providing advisory services to such companies, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to such companies and, in addition, one or more of our affiliates may publish research reports with respect to such companies. The statement in the preceding sentence is not intended to affect the rights of holders of the notes under the securities laws. As a prospective purchaser of the notes, you should undertake such independent investigation of the reference asset or any basket component as in your judgment is appropriate to make an informed decision with respect to an investment in the reference asset or any basket component.

HISTORICAL REFERENCE ASSET INFORMATION

We may provide historical information on the value of the relevant reference asset or each basket component that comprises the reference asset in the relevant pricing supplement. You should not view any such historical prices or levels as an indication of future performance. The actual performance of the reference asset or basket component over the term of the notes, as well as the amount payable at maturity, may bear little or no relation to the historical prices or levels of the reference asset or basket component, as applicable. We cannot predict the future performance of the reference asset or each basket component that comprises the reference asset, and we cannot give you any assurance that the final value of the reference asset or any basket component, as applicable, will not fall below the initial value of the reference asset or such basket component, thus reducing or eliminating any cash payment in addition to accrued and unpaid interest or contingent coupon, if any, you may receive on the notes on the maturity date.

Because the cash settlement amount, if any, payable on your notes is linked to the final value of the reference asset on the final valuation date and, if applicable, the averaging observation dates or observation dates, and is to be determined under a formula that may cap the rate of return on your notes if a cap is specified in the relevant pricing supplement, and because your notes may be subject to an automatic call or optional early redemption and other features described in this product prospectus supplement or the relevant pricing supplement, the rate of return on your notes may be less than that on the reference asset over a comparable period. See "*Additional Risk Factors Specific to the Notes—Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity*," "*Additional Risk Factors Specific to the Notes—Your Potential Payment at Maturity May Be Limited*" and "*Additional Risk Factors Specific to the Notes—Owning the Notes Is Not the Same as Owning the Reference Asset or a Security Directly Linked to the Performance of the Reference Asset or Its Component Securities or Underlying Securities*" in this product prospectus supplement for more information about this risk.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code prohibit certain transactions ("prohibited transactions") involving the assets of an "employee benefit plan" as defined in Section 3(3) of ERISA that is subject to the fiduciary responsibility provisions of ERISA or a "plan" as defined in and subject to Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) or an entity or account deemed to hold plan assets of the foregoing (each, a "Plan") and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Code) with respect to the Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Plan. In addition, Title I of ERISA requires fiduciaries of a Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain other plans are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under a law that is substantially similar to Title I of ERISA or Section 4975 of the Code ("Similar Law"). Unless otherwise indicated in the applicable pricing supplement and subject to the considerations discussed herein, the notes may be acquired with the assets of Plans and plans subject to Similar Law.

Each of Nomura and certain of its affiliates may be considered a "party in interest" or a "disqualified person" with respect to many Plans, and, accordingly, the acquisition, holding or disposition of the notes by or on behalf of a Plan could give rise to a prohibited transaction. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Plan depending on the type and circumstances of the Plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Plan. Included among the exemptions are: prohibited transaction class exemption, or "PTCE" 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for certain transactions between a Plan and persons who are parties in interest or disqualified persons solely by reason of providing services to the Plan or being affiliated with such service providers, provided that neither such service provider nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than "adequate consideration" in connection with the transaction. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Plans should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring the notes, each purchaser and transferee (and its fiduciary, as applicable), will be deemed to represent and warrant that either (i) it is not and is not acquiring and will not hold the notes with the assets of a Plan or a governmental or other plan or (ii) (a) the Plan will receive no less and pay no more than "adequate consideration" (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or Section 4975 of the Code (or, with respect to a governmental or other plan, will not result in a violation of Similar Law), and (c) neither Nomura nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) (or, with respect to a governmental or other plan, under any Similar Law) with respect to the purchaser or holder in connection with such person's acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) or any other Plan or plan, and propose to invest in the notes, you should consult your legal counsel regarding the matters discussed above and other applicable legal requirements.

The sale of the notes (or any interest therein) to a plan is not a representation by us, Nomura, any affiliates thereof or any other party involved in the offering of the notes that such an investment by the plan meets all relevant legal requirements relating to investments by plans generally or by any particular plan or that such an investment by the plan is appropriate for plans generally or for any particular plan.